Filed with the Securities and Exchange Commission on April 24, 1997


                            Registration No. 33-89676
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                         Post-effective Amendment No. 2
                                   On Form S-2
                                       To
                                    Form S-1


            Registration Statement Under The Securities Act of 1933*

                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
             (Exact name of registrant as specified in its charter)

                                   CONNECTICUT
         (State or other jurisdiction of incorporation or organization)

                                       63
            (Primary Standard Industrial Classification Code Number)

                                   06-1241288
                      (I.R.S. Employer Identification No.)

         ONE CORPORATE DRIVE, SHELTON, CONNECTICUT 06484 (203) 926-1888 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                    M. PRISCILLA PANNELL, CORPORATE SECRETARY

                 ONE CORPORATE DRIVE, SHELTON, CONNECTICUT 06484
        (203) 926-1888 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                    Copy To:

                              JOHN T. BUCKLEY, ESQ.
                                WERNER & KENNEDY
             1633 Broadway, New York, New York 10019 (212) 408-6900
             -------------------------------------------------------


                  Approximate date of commencement of proposed
          sale to the public: May 1, 1997 or as soon as practical after the effective date of this Registration Statement


If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following: X . --


If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of the Form, check the following: ___.


                         Calculation of Registration Fee
=================================================================================================================================
Title of each  Proposed  Proposed  class of maximum  maximum  securities  Amount offering aggregate Amount of to be to be price offering registration  registered registered per unit price** fee
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
Annuity                    Contracts                    $0                    $0
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

*Pursuant to Rule 429 under the Securities Act of 1934, the prospectus contained in this Registration Statement also relates to annuity contracts which are covered by earlier registration statements, including Registration File Numbers 33-26122, 33-58536 and 33-84306.

--------------------------------------------------------------------------------
**The proposed aggregate offering price is estimated solely for determining the registration fee. The amount to be registered and the proposed maximum offering price per unit are not applicable since these securities are not issued in predetermined amounts or units.
--------------------------------------------------------------------------------
Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with the provisions of Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine. GMA gma
           CROSS REFERENCE SHEET PURSUANT TO REGULATION S-K, ITEM 501


         S-2 Item No.                                                                            Prospectus Heading


1.       Forepart of the Registration Statement and                             Facing Page, Cross Reference Sheet,
         Outside Front Cover Page of Prospectus                                            Outside Front Cover Page

2.       Inside Front Cover and Outside Back Cover of Prospectus                             Available Information,
         Incorporation of Certain Documents by Reference,
         Reports to You, Table of Contents

3.       Summary Information, Risk Factors and Ratio of Earnings                            Highlights, Cover Page,
         to Fixed Charges                                                                       Separate Account D,
                                                                                   Insurance Aspects of the Annuity

4.       Use of Proceeds                            Fixed Investment Options, Separate Accounts, Separate Account D

5.       Determination of the Offering Price                                               Fixed Investment Options

6.       Dilution                                                                                    Not applicable

7.       Selling Security Holders                                                                    Not applicable

8.       Plan of Distribution                                                                 Sale of the Annuities

9.       Description of Securities to be Registered                       Investment Options, Purchasing Annuities,
         Account Value and Surrender Value,
         Rights, Benefits and Services


10.      Interests of named Expert and Counsel                                                       Not Applicable


11.      Information with Respect to the Registrant                                                     The Company


12.      Incorporation of Certain Documents by Reference            Incorporation of Certain Documents by Reference


13.      Disclosure of Commission Position on Indemnification for                                   Indemnification
         Securities Act Liabilities

                                                                                                    Part II Heading

14.      Other Expenses of Issuance                                                      Other Expenses of Issuance
         and Distribution                                                                          and Distribution

15.      Indemnification of Directors and Officers                        Indemnification of Directors and Officers



16.      Exhibits                                                                                         Exhibits


17.      Undertakings                                                                                  Undertakings





gma


                           GUARANTEED MATURITY ANNUITY

This Prospectus describes the Guaranteed Maturity Annuity (the "Annuity") issued by American Skandia Life Assurance Corporation ("Skandia Life"). We may simultaneously offer several types of contracts. You may or may not be eligible for more than one type of contract. Certain features, such as the existence of or level of certain charges, may differ among various types of contracts. We may also declare different interest rates for different types of contracts. Various rights and benefits may differ among jurisdictions to meet applicable laws and/or regulations.

This Annuity is made available as participating interests in a group contract or as an individual contract. Participants in a group contract are issued certificates reflecting their rights and privileges. Eligible individuals who may participate in a group contract include those who have established accounts with certain broker-dealers who have entered into a distribution agreement to offer participating interests in a contract, as well as members of other eligible groups, such as employees of an employer. Purchasers of individual contracts are issued a contract (see "Distribution"). Both the certificates and individual contracts are hereafter referred to as the "Contract." Contracts or certain types of Contracts may not be available in all jurisdictions.

We offer various interest rate Guarantee Periods (see "Guarantee Periods"). The minimum premium we will accept from you is $5,000, which may be used to purchase multiple Contracts with different Guarantee Periods. Our minimum amount per Contract is $2,000. The minimum premium we will accept from you which may be used to purchase a contract in conjunction with a qualified plan is $2,000. A Contract is issued as evidence of the acceptance of each premium or portion of a premium. We issue an additional Contract for any subsequent premium accepted (see "Application and Premium Payment").

Values and benefits provided by the Annuity are funded by the general account assets of Skandia Life (see "Investments").

THESE SECURITIES MAY BE SUBJECT TO SUBSTANTIAL CHARGES WHICH COULD RESULT IN YOUR RECEIPT OF LESS THAN YOUR PREMIUM IF YOU SURRENDER YOUR CONTRACT. WHETHER SUCH A RESULT ACTUALLY OCCURS DEPENDS ON THE TIMING OF ANY SURRENDER, THE AMOUNT OF SUCH CHARGES AND THE INTEREST RATES WE ARE CREDITING TO CONTRACTS. SUCH CHARGES ARE THE MARKET VALUE ADJUSTMENT, ANY SALES CHARGE WE MAY DEDUCT FROM YOUR PREMIUM, AND ANY SURRENDER CHARGE. The actual charges will be shown in your Contract. (see "Market Value Adjustment", "Sales Charge" and "Surrenders").

THE INTEREST RATE IN SUBSEQUENT GUARANTEE PERIODS MAY BE MORE OR LESS THAN THE RATE IN A PREVIOUS PERIOD. However, the rates may not be lower than a minimum determined in relation to an index, but may be higher. Such index is not controlled by Skandia Life. A 3% MINIMUM RATE MAY BE REQUIRED FOR CONTRACTS ISSUED IN CERTAIN JURISDICTIONS, INCLUDING CONTRACTS ISSUED FOR DELIVERY IN NEW YORK, IF AVAILABLE (see "Interest Rates").

Purchase payments under these Annuities are not deposits or obligations of, or guaranteed or endorsed by, any bank or bank subsidiary, are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency and are not insured by the Securities Investor Protection Corporation ("SIPC") as to the loss of the principal amount invested.

--------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. PLEASE READ THIS PROSPECTUS AND KEEP IT FOR FUTURE REFERENCE.

                  FOR FURTHER INFORMATION CALL 1-800-752-6342.
================================================================================
GMA-PROS-(5/97)


Issued by: American Skandia Life Assurance Corporation
Prospectus Dated:  May 1, 1997

                   Supplement to Prospectus Dated May 1, 1997
                          Supplement Dated May 1, 1997



         The Guaranteed Maturity Annuity being offered to you pursuant to this prospectus imposes no sales charges upon receipt by us of premiums. However, a surrender charge will be imposed upon a full or partial surrender, calculated at 6% of the Gross Surrender Value deemed to be a liquidation of premiums, if the surrender or partial surrender is effected within six years of the premium payment. Amounts taken under the free withdrawal privilege are not considered a liquidation of premium. See "Surrender Charge" in the accompanying prospectus for further details.


GMA-SUPP (5/97)

                                                     TABLE OF CONTENTS
DEFINITIONS...............................................................................................................5
SUMMARY...................................................................................................................7
   MULTIPLE CONTRACTS.....................................................................................................7
   INITIAL GUARANTEE PERIODS..............................................................................................7
   SUBSEQUENT GUARANTEE PERIODS...........................................................................................7
   ALTERNATE GUARANTEE PERIODS............................................................................................7
   SALES CHARGE...........................................................................................................7
   INTEREST RATES.........................................................................................................7
   DEATH BENEFITS.........................................................................................................7
   ANNUITY DATE AND ANNUITY OPTIONS.......................................................................................7
   PREMIUM TAXES..........................................................................................................8
   SURRENDERS.............................................................................................................8
   SURRENDER CHARGE.......................................................................................................8
   MARKET VALUE ADJUSTMENT................................................................................................8
   MEDICALLY-RELATED WITHDRAWALS..........................................................................................8
   FREE WITHDRAWAL PRIVILEGE..............................................................................................8
   BREAKPOINTS............................................................................................................8
ANNUITY FEATURES..........................................................................................................9
   INTRODUCTION...........................................................................................................9
   APPLICATION AND PREMIUM PAYMENT........................................................................................9
   RIGHT TO CANCEL........................................................................................................9
   SALES CHARGE...........................................................................................................9
   INTEREST CREDITING....................................................................................................10
     Guarantee Periods...................................................................................................10
     Alternate Guarantee Periods.........................................................................................10
     Interest Rates......................................................................................................11
   SURRENDERS............................................................................................................12
     General.............................................................................................................12
     Surrender Charge....................................................................................................13
     Market Value Adjustment.............................................................................................13
   MEDICALLY-RELATED WITHDRAWALS.........................................................................................14
   FREE WITHDRAWAL PRIVILEGE.............................................................................................14
   QUALIFIED PLAN WITHDRAWAL LIMITATIONS.................................................................................14
   DEFERRAL OF PAYMENT...................................................................................................15
   DEATH BENEFIT.........................................................................................................15
   ANNUITY DATE..........................................................................................................15
   ANNUITY OPTIONS.......................................................................................................16
   ADMINISTRATION OF TRANSACTIONS........................................................................................16
   AGE LIMITS............................................................................................................17
   ASSIGNMENTS OR PLEDGES................................................................................................17
   PARTICIPANT, ANNUITANT AND BENEFICIARY DESIGNATIONS...................................................................17
   MISSTATEMENT OF AGE OR SEX............................................................................................18
   CONTRACT MODIFICATION.................................................................................................18
   BREAKPOINTS...........................................................................................................18
INVESTMENTS..............................................................................................................18
   GENERAL...............................................................................................................18
   INVESTMENT MANAGEMENT.................................................................................................19
   CURRENT INVESTMENT GUIDELINES.........................................................................................19
CERTAIN TAX CONSIDERATIONS...............................................................................................19
   OUR TAX CONSIDERATIONS................................................................................................20
   TAX CONSIDERATIONS RELATING TO YOUR ANNUITY...........................................................................20
     Non-natural Persons.................................................................................................20
     Natural Persons.....................................................................................................20
     Distributions.......................................................................................................20
     Loans, Assignments and Pledges......................................................................................21
     Gifts...............................................................................................................21
     Penalty on Distributions............................................................................................21
     Annuity Payments....................................................................................................21
     Tax-Free Exchanges..................................................................................................22
     Estate and Gift Tax Considerations..................................................................................22
     Generation-Skipping Transfers.......................................................................................22
     Federal Income Tax Withholding......................................................................................22
   Tax Considerations When Using Annuities in Conjunction With Qualified Plans...........................................22
     Individual Retirement Programs......................................................................................23
     Tax Sheltered Annuities.............................................................................................23
     Corporate Pension and Profit-sharing Plans..........................................................................23
     H.R. 10 Plans.......................................................................................................23
     Tax Treatment of Distributions From Qualified Annuities.............................................................23
     Section 457 Plans...................................................................................................23
MISCELLANEOUS MATTERS....................................................................................................23
   DISTRIBUTION..........................................................................................................23
   REPORTS TO YOU........................................................................................................24
   LEGAL PROCEEDINGS.....................................................................................................24
   LEGAL COUNSEL.........................................................................................................24
   EXPERTS...............................................................................................................24
   INDEMNIFICATION.......................................................................................................24
   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.......................................................................24
THE COMPANY..............................................................................................................25
   Lines of Business.....................................................................................................25
   Selected Financial Data...............................................................................................25
   Management's Discussion and Analysis of Financial Condition and Results of Operations.................................26
   Results of Operation..................................................................................................26
   Liquidity and Capital Resources.......................................................................................28
     Segment Information.................................................................................................28
   Reinsurance...........................................................................................................28
   Future Fees Payable to Parent.........................................................................................29
   Surplus Notes.........................................................................................................29
   Reserves..............................................................................................................30
   Competition...........................................................................................................30
   Employees.............................................................................................................30
   Regulation............................................................................................................30
   Executive Officers and Directors......................................................................................30
FINANCIAL STATEMENTS.....................................................................................................33
APPENDIX A  FINANCIAL STATEMENTS FOR AMERICAN SKANDIA LIFE ASSURANCE
   CORPORATION...........................................................................................................34
APPENDIX B  ILLUSTRATION OF MARKET VALUE ADJUSTMENT......................................................................34
APPENDIX C  ILLUSTRATION OF INTEREST CREDITING...........................................................................34


                                   DEFINITIONS

ANNUITANT is the person upon whose life your Contract is issued.

ANNUITY is the Guaranteed Maturity Annuity.

ANNUITY DATE is the date on which annuity payments are to commence.

BENEFICIARY(IES) is (are) the person(s) designated by you, either as of the Contract Date or at a later date, as the recipient of the death benefit.

CONTINGENT ANNUITANT is the person designated by you to become the Annuitant on the Annuitant's death prior to the Annuity Date.

CONTRACT, for purposes of this Prospectus, is your individual Annuity, or with respect to a group Annuity, the certificate evidencing your participation in an underlying group Annuity. It also represents an account we set up and maintain to track our obligations to you.

CONTRACT DATE is the effective date of your Contract (shown as your "Certificate Date" with respect to a group Annuity).

CONTRACT YEARS are continuous 12-month periods commencing on the Contract Date and each anniversary of the Contract Date.

CURRENT RATE is the applicable interest rate we offer for a Guarantee Period for your type of Contract. Current Rates are contained in a schedule of rates established by us from time to time for the Guarantee Periods then being offered. We may establish different schedules for different types of Contracts.

GROSS SURRENDER VALUE is, as of any date, that portion of the Interim Value you specify for a full or partial surrender.

GUARANTEE PERIOD is the period during which the rate at which interest is credited to your Contract is guaranteed.

IN WRITING is in a written form satisfactory to us and filed at the Office.

INITIAL GUARANTEE RATE is the rate of interest credited during the initial Guarantee Period for a Contract.

INTERIM VALUE is, as of any date, the Net Premium credited to a Contract plus all interest credited on such Net Premium, less the sum of all previous Gross Surrender Values and interest thereon from the date of each surrender, plus or minus any market value adjustment made when choosing an alternate Guarantee Period and interest thereon from the date such alternate Guarantee Period begins.

NET PREMIUM is a premium less any applicable sales charge applied to premium when received and any applicable premium tax deducted upon receipt of premium.

NET SURRENDER VALUE is the amount payable on a full or partial surrender after the application of any charges and market value adjustment.

OFFICE is our business office, American Skandia Life Assurance Corporation, One Corporate Drive, P.O. Box 883, Shelton, Connecticut 06484.

PARTICIPANT is either an eligible entity or person who participates in a group Contract or is named as having ownership rights in relation to an Annuity issued as an individual contract. Eligibility depends on the specific Contract.

SUBSEQUENT GUARANTEE RATE is the rate of interest established by us for crediting to your Contract during a subsequent Guarantee Period.

SURRENDER DATE is the date we receive a completed request In Writing for a surrender.

"We", "us", "our" or "the Company" means American Skandia Life Assurance Corporation.

"You" or "your" means the Participant.

Other terms are defined in this Prospectus as they appear.

                                     SUMMARY

     MULTIPLE CONTRACTS

     We issue a Contract for each acceptable premium or portion thereof, subject to our rules for minimum amounts per Contract. Subsequent discussion in this Prospectus will be in terms of a single Contract.

     INITIAL GUARANTEE PERIODS

     You select an initial Guarantee Period among those we currently offer. If we accept the premium, we then issue a Contract. The initial Guarantee Period begins on the Contract Date (see "Application and Premium Payment" and "Guarantee Periods").

     SUBSEQUENT GUARANTEE PERIODS

     At the end of a Guarantee Period, a subsequent Guarantee Period begins, unless you have chosen such date as the Annuity Date. We reserve the right to make available different Guarantee Periods than those which were available when your Contract was issued. The subsequent Guarantee Period will be the same as the previous one (or the next shortest one if that duration is no longer available) unless we receive instructions from you In Writing at least two business days before the close of the Guarantee Period then ending. However, the subsequent Guarantee Period may not end beyond the Annuity Date (see "Guarantee Periods").

     ALTERNATE GUARANTEE PERIODS

     You may choose, subject to certain limitations, to switch to an alternate Guarantee Period that would begin before your current Guarantee Period would normally end. Exercising this privilege will subject your Interim Value to a market value adjustment, but not to a surrender charge. You may also need to change your Annuity Date in order to exercise this privilege (see "Alternate Guarantee Periods").

     SALES CHARGE

     The amount and schedule of the sales charge, if any, will be shown in your Contract. As of the date of this Prospectus, we are not offering Contracts with sales charges in excess of 6% of premium upon receipt. However, we reserve the right to offer new types of Contracts with sales charges of not more than 8.5% of premium upon receipt. Sales charge percentages may be level or decrease according to a specified schedule (see "Sales Charge").

     INTEREST RATES

     We declare interest rates for the available Guarantee Periods from time to time. The rate applicable throughout any Guarantee Period is the one in effect when such Guarantee Period begins. The rates we declare are subject to a minimum, but we may declare higher rates. The minimum is determined in relation to an index we do not control. For Contracts issued for delivery in certain jurisdictions, including New York, if available, rates may not be lower than 3%, irrespective of the index.

     We reserve the right to simultaneously declare Subsequent Guarantee Rates for existing Contracts that are higher than Current Rates for the Guarantee Periods of the same duration applicable to newly issued Contracts of the same type, where allowed by law and regulation (see "Interest Rates").

     DEATH BENEFITS

     A death benefit of the greater of your Contract's Interim Value or 100% of premium less the sum of all prior Gross Surrender Values, is provided in the event of your death or the Annuitant's death (if there is no Contingent Annuitant) if occurring both (a) prior to the Annuity Date, and (b) before the beginning of the Contract Year which starts following the earlier of your or the Annuitant's 85th birthday (see "Death Benefit").

     ANNUITY DATE AND ANNUITY OPTIONS

     You may choose the Annuity Date. However, it must be the first day of the first month on or after the end of a Guarantee Period, and after the third Contract Year. You may choose among a number of annuity options (see "Annuity Date" and "Annuity Options").

     PREMIUM TAXES

     In several states, a premium tax is payable, either when premiums are received or, when the Interim Value is applied under an annuity option. We will deduct the amount of the premium tax payable, if any, from your premiums or Interim Value. The amount of the premium tax varies from jurisdiction to jurisdiction, which any state legislature may change. Also, any state legislature may decide to impose the tax when premium payments are made. In those jurisdictions imposing such a tax, the tax rates currently in effect range up to 3 1/2%. However, local taxes may be higher.

     SURRENDERS

     Total and partial surrenders of your Contract are permitted prior to the Annuity Date. Such total or partial surrenders may be assessed a surrender charge and/or a market value adjustment (see "Surrenders"). A full or partial surrender may result in a taxable event, and in certain situations, a tax penalty (see "Certain Tax Considerations").

     SURRENDER CHARGE

     The surrender charge, if any, applicable to any full or partial surrender is a percentage of either the Gross Surrender Value or that portion of the Gross Surrender Value deemed to be a liquidation of premium. The type and level of charges will be shown in your Contract. The charge may be level for a specified number of years or it may start at a particular level and then grade down to zero over a specified number of years. The surrender charge may also depend on the initial Guarantee Period you select. As of the date of this Prospectus, we were not offering Contracts with surrender charges in excess of 6% of premium. However, we reserve the right to offer new types of Contracts with sales charges of not more than 8.5% of premium (see "Surrender Charge").

     MARKET VALUE ADJUSTMENT

     The market value adjustment may increase or decrease the amount payable to you on a full or partial surrender. Such a surrender at the end of a Guarantee Period, and, where required by law, the 30 days prior to the end of a Guarantee Period, is not affected by this adjustment. In addition, the market value adjustment will be applied to the Interim Value when choosing an alternate Guarantee Period.

     The adjustment reflects the relationship as of the time of its calculation between: (a) the rate then being credited to your Contract; and (b) the Current Rate for your type of Contract with a Guarantee Period equal to the time remaining to the end of your current Guarantee Period. Our Current Rates are expected to be sensitive to interest rate fluctuations, thereby making this adjustment equally sensitive to such changes. There would be a downward adjustment when the applicable Current Rate plus an adjustment rate exceeds the rate currently being credited to your Contract. There would be an upward adjustment when the applicable Current Rate plus the adjustment rate is lower than the rate currently being credited to your Contract. The adjustment rate is the same for all contracts of the same type, and cannot exceed 0.25% of interest for any type of Contract. (see "Market Value Adjustment").

     MEDICALLY-RELATED WITHDRAWALS

     Where permitted by law, any applicable surrender charge or market value adjustment is waived on a full surrender if we receive satisfactory evidence of certain medically-related events or conditions (see "Medically-Related Withdrawals").

     FREE WITHDRAWAL PRIVILEGE

     Once each Contract Year after the first you may withdraw an amount without any applicable surrender charge being assessed. This amount equals the "growth" in the Contract. "Growth" is defined as: (a) the interest credited to your Contract in the prior Contract Year, plus (b) the interest credited to your Contract in Contract Years previous to the last, subject to a market value adjustment, provided that immediately after the withdrawal (including any market value adjustment) the remaining Interim Value times the market value adjustment is at least equal to the unliquidated premium plus the value at the time credited of any amounts added due to premium size (see "Free Withdrawal Privilege").

     BREAKPOINTS

     We reserve the right to make additions to the Interim Values of Contracts of Owners submitting large amounts of premium, wherever allowed by law. As of the date of this Prospectus, the breakpoints for such treatment are premiums of $500,000, $1,000,000 and $5,000,000. We reserve the right to change these breakpoints (see "Breakpoints").

                                ANNUITY FEATURES

     INTRODUCTION

     The Guaranteed Maturity Annuity is designed to allow you to accumulate funds for long term goals, such as retirement, on a tax-deferred basis. You may apply the accumulated funds on the Annuity Date to receive a stream of income payments.

                         APPLICATION AND PREMIUM PAYMENT

     We may require a properly completed application or enrollment form, a premium, and any other materials under our underwriting rules before we agree to issue an Annuity. We may issue an Annuity without completion of an application or enrollment form for certain classes of Annuities, where permitted by law.

     We offer various initial Guarantee Periods. Subject to our rules, you may choose to have your Net Premium or portions thereof accumulate interest for one or more of the Guarantee Periods then available. While we may issue multiple Contracts, such multiple Contracts may be treated for tax purposes as if they were a single Contract (see "Certain Tax Considerations"). No Guarantee Period may end later than the Annuity Date.

     Once we accept your premium and all our requirements are met, we issue a Contract for each initial Guarantee Period you choose. The minimum premium we will accept from you is $5,000. Our minimum amount per Contract is $2,000. Therefore, you could choose one but not more than two Guarantee Periods if you sent the minimum premium amount. The minimum premium we will accept from you which may be used to purchase a Contract in conjunction with a qualified plan is $2,000. Our prior approval is required before we will accept a premium of any amount that would cause the combined Interim Value of all your Contracts to exceed $500,000.

     We confirm each premium payment in writing.

     RIGHT TO CANCEL


     You may return your Contract for a refund within a specified period. Depending on the applicable legal and regulatory requirements, this period may be within ten days of receipt, twenty-one days of receipt or longer. Unless we are required by law to return the premium amount, the amount of the refund will equal the Interim Value times the market value adjustment as of the date we receive the cancellation request plus any amount deducted for premium tax and/or any sales charge, less the accumulated value of any additions we make because of the amount of premium paid. When your Contract is issued, you will be informed of the amount due if you exercise this right. Exercising the right requires return of the Contract to us or to the representative who solicited your purchase.


     SALES CHARGE

     The amount and schedule of the sales charge, if any, is shown on the inside front cover of this Prospectus and will be shown in your Contract. As of the date of this Prospectus, we were not offering Contracts with sales charges in excess of 6% of premium upon receipt. However, we reserve the right to offer new types of Contracts with sales charges of not more than 8.5% of premium upon receipt. Sales charge percentages may be level or may decrease according to a specified schedule. For example, a Contract could have a schedule of sales charges such that 5% is assessed against the first $10,000 of the cumulative premiums paid by a Participant, 4% is assessed against the next $10,000 of cumulative premiums paid by that Participant, and 3% assessed against cumulative premiums paid by a Participant in excess of $20,000. This example is hypothetical. The actual amount and schedule for such a charge, if any, will be shown on the inside front cover of your Prospectus as well as in your Contract.

     From time to time we may structure sales charges for a group Contract, or we may reduce or waive sales charges for individual Contracts, when either are sold in a manner that reduces sales expenses or spreads them out over time. We would consider various factors, including (1) the size and type of group, (2) the amount of premiums, (3) additional premiums from existing Participants, and/or (4) other transactions where our sales expenses are likely to be reduced, eliminated or spread out over time.

     No sales charge is imposed when any group Contract or any individual Contract issued pursuant to this Prospectus is owned on its Contract Date by:
(a) any parent company, affiliate or subsidiary of American Skandia Life Assurance Corporation; (b) an officer, director, employee, retiree, sales representative, or in the case of an affiliated broker-dealer, registered representative of such company; (c) a director, officer or employee of any entity providing investment management and/or advisory services to a separate account in which assets supporting the annuities are maintained or any affiliate of such entity; (d) a director, officer, employee or registered representative of a broker-dealer that has a then current selling agreement with American Skandia Marketing, Incorporated, formerly Skandia Life Equity Sales Corporation;
(e) the then  current  spouse of any such person noted in (b) through (d) above;
(f) parents of any such person noted in (b) through (d) above, and (g) such person's child or other legal dependent under the age of 21. No such group Contract or individual Contract is eligible for any Additional Amount due to the size of premiums (see "Breakpoints").

     Any elimination of any sales charge or any reduction to the amount of such charges will not discriminate unfairly between Contract purchasers. We will not make any such changes to this charge where prohibited by law.

     DEPENDING ON THE GUARANTEE PERIOD YOU CHOOSE AND THE INTEREST RATE CREDITED TO YOUR CONTRACT, ASSESSMENT OF A SUBSTANTIAL SALES CHARGE COULD RESULT IN YOUR RECEIPT OF LESS THAN YOUR PREMIUM EVEN IF YOU SURRENDER YOUR CONTRACT AT THE END OF A GUARANTEE PERIOD. For example, if you chose a one-year Guarantee Period, we were crediting 4% interest per year when your Guarantee Period began, and the sales charge was 5% of your premium, you would receive less than your premium if you surrendered your Contract at the end of the initial Guarantee Period. You could also receive less than your premium due to any applicable surrender charge and the market value adjustment (see "Surrenders").

     INTEREST CREDITING

          Guarantee Periods

     As of the date of this Prospectus, we offer Guarantee Periods with annual durations of one to ten years. We may change the Guarantee Periods we offer at some future date; however, any such change will not have an impact on any Guarantee Period then in effect. See Appendix C for an illustration of how interest is credited during a Guarantee Period.

     At the end of a Guarantee Period that occurs prior to the Annuity Date, a subsequent Guarantee Period begins. At least 30 days prior to the end of any Guarantee Period of at least a year's duration, or earlier where required by law or regulation, we inform you of the Guarantee Periods available as of the date of such notice. We do not provide a similar notice if the Guarantee Period that is ending is of less than a year's duration. Subject to our rules, a subsequent Guarantee Period will begin according to your instructions, if received at our Office not less than two business days prior to the last day of the Guarantee Period then coming to an end. If you don't send us instructions or instructions are not received in a timely fashion, the subsequent Guarantee Period will be equal in duration to the one just ended.

     WE MAY CHANGE THE GUARANTEE PERIODS AVAILABLE AT ANY TIME, INCLUDING THE PERIOD BETWEEN THE DATE WE MAIL YOU NOTICE AND THE DATE YOUR SUBSEQUENT GUARANTEE PERIOD BEGINS. If you choose a duration that is no longer available on the date your subsequent Guarantee Period begins and we cannot reach you to choose a different duration, the next shortest duration will apply. Similarly, if you have made no choice but we no longer are making available Guarantee Periods equaling the one then ending for your Contract, the next shortest duration will apply. However, in no event will the Guarantee Period end after the Annuity Date.

          Alternate Guarantee Periods

     You may choose to switch to an alternate Guarantee Period that would begin before your current Guarantee Period would normally end, subject to the following rules:

     1. We must receive your request In Writing at our Office.

     2. The beginning of the new Guarantee Period is the first business day after the date we receive all the information we need to process your request.

     3. The Guarantee Period you choose must be one we are making available on the date the new Guarantee Period is to begin.

     4. Your Annuity Date must be the first day of the month on or immediately after an anniversary of the date on which the new Guarantee Period begins. If necessary to meet this requirement, you must choose a new Annuity Date before we will process your request.

5. The new Guarantee Period may not extend beyond the Annuity Date.

6. We will process only one such request per Contract per Contract Year.

7. In certain Contracts, you may not choose a shorter Guarantee Period than the Initial Guarantee Period until after the date the Initial Guaranteed Period was scheduled to end.

     Any applicable market value adjustment formula will be applied to your Contract's Interim Value immediately prior to the beginning of the new Guarantee Period. No surrender charge will be assessed. The resulting Interim Value will be credited interest at the Subsequent Guarantee Rate for the new Guarantee Period.

     EXERCISING THIS PRIVILEGE MAY OR MAY NOT INCREASE YOUR INTERIM VALUE OVER TIME. That will depend on such factors as any market value adjustment applicable at the time the privilege is exercised, the Guarantee Period you choose and Subsequent Guarantee Rate we are then crediting for that Guarantee Period, the length of time you subsequently hold your Contract, and any subsequent partial surrenders or withdrawals under the Free Withdrawal Privilege.

          Interest Rates

     Declared rates are effective annual rates of interest. The rate is guaranteed throughout the Guarantee Period. The Initial Guarantee Rate applies to the Net Premium less all Gross Surrender Values during the initial Guarantee Period. The Subsequent Guarantee Rate for any subsequent Guarantee Period applies to the Interim Value on the date such subsequent Guarantee Period begins less all Gross Surrender Values after that date.

     We inform you of the Initial Guarantee Rate when we confirm acceptance of your premium and issuance of your Contract. You will be informed of the Subsequent Guarantee Rate applicable to any subsequent Guarantee Period as part of the annual report we send you.

     AT ANY TIME WE MAY CHANGE INTEREST RATES. Any such change does not have an impact on the rates applicable to Guarantee Periods already in effect. However, such a change will affect the Market Value Adjustment (see "Market Value Adjustment).

     When a subsequent Guarantee Period begins, the rate applied to your Contract will not be less than the rate then applicable to new Contracts of the same type with the same Guarantee Period.

     Interest rates are subject to a minimum. We may declare higher rates. The minimum for each Guarantee Period is based on both an index and a reduction to the interest rate determined according to the index.

     Each index is based on the published rate for certificates of indebtedness (bills, notes or bonds, depending on the term of indebtedness) of the United States Treasury at the most recent Treasury auction held at least 30 days prior to the beginning of the Guarantee Period to which the minimum is to apply. The term (length of time from issuance to maturity) of the certificates of indebtedness upon which the index used for any Guarantee Period is the same as the Guarantee Period. If no certificates of indebtedness are available for such term, the next shortest term is used. If the United States Treasury's auction program is discontinued, we will substitute indexes which in our opinion are comparable. If required, implementation of such substitute indexes will be subject to approval by the Securities and Exchange Commission and the Insurance Department of the jurisdiction in which the Contract was delivered. (For group Contracts, it is our expectation that approval of only the jurisdiction in which the underlying group contract was delivered would apply.)

     The reduction used in determining the minimum is an amount not to exceed 2% percent of interest. We may reduce this amount for a particular type of Contract if we can expect reduced sales expenses or other expenses in relation to sales of that Contract.

     In certain jurisdictions, including New York, if available, in no event will the minimum be less than 3% per year, compounded yearly.

     Your Contract may include a provision committing us to declare Subsequent Guarantee Rates applicable to certain Subsequent Guarantee Periods at higher rates than the Current Rates for that type of Contract. The manner in which Subsequent Guarantee Rates are increased will be uniform for all Participants in any one particular group Contract. The manner in which such Subsequent Guarantee Rates are increased will be uniform for all owners of any one particular type of individual Contract, wherever such an increase in rates is allowed by law and/or regulation. For any particular Contract, the number of Contract Years required before such an increase in rates applies or the size of such increase will depend on our expectations as to sales expenses and other expenses in relation to sales of that type of Contract.

     We have no specific formula for determining the interest rates we declare. Rates may differ, between types of Contracts, even for Guarantee Periods of the same duration starting at the same time. We expect such rates to reflect the returns available on the type of investments we make to support these types of Contracts. However, we may also take into consideration in determining rates such factors including, but not limited to, the duration of the Guarantee Period, regulatory and tax requirements, the liquidity of the secondary markets for the type of investments we make, commissions, administrative expenses, investment expenses, general economic trends and competition. OUR MANAGEMENT MAKES THE FINAL DETERMINATION AS TO INTEREST RATES TO BE CREDITED. WE CANNOT PREDICT THE RATES WE WILL DECLARE IN THE FUTURE.

     YOU MAY OBTAIN OUR CURRENT RATES BY WRITING US OR CALLING US AT 1-800-766-4530.

     SURRENDERS

          General

     You may request a full or partial surrender. Your Annuity must accompany your surrender request. Partial surrenders may only be made if:

         (a)      the Gross Surrender Value is at least $1,000; and

         (b) the Gross Surrender Value plus $1,000 does not exceed the amount payable if you completely surrender your Contract on that date.

     The amount payable to you is the Net Surrender Value. The method for determining the Net Surrender Value is shown in your Contract, and is either expressed as a percentage of the Gross Surrender Value or as a percentage of the premium being liquidated. Assuming that:

     A = the Gross Surrender Value;

     B = the surrender charge, if any, as of the date we receive the surrender request In Writing; and

     C = the market value adjustment described below as of the date we receive the surrender request In Writing;

     i. if the surrender charge is expressed as a percentage of the Gross Surrender Value, then the Net Surrender Value equals (A - B) X C;

     ii. if the surrender charge is expressed as a percentage of the premium being liquidated, then the Net Surrender Value equals (A X C) - B; and

     iii. if there is no surrender charge, then the Net Surrender Value equals A X C.

     THESE SECURITIES MAY BE SUBJECT TO A SUBSTANTIAL SURRENDER CHARGE AND/OR MARKET VALUE ADJUSTMENT IF NOT HELD TO THE END OF A GUARANTEE PERIOD, WHICH COULD RESULT IN YOUR RECEIPT OF LESS THAN YOUR PREMIUM. You may avoid any applicable surrender charge by holding your Contract until the time surrender charges no longer apply, which will be shown in your Contract. No market value adjustment applies to any surrender occurring at the end of a Guarantee Period, and, where required by law, the 30 days prior to the end of the Guarantee Period. However, any sales charges, if applicable, could also result in your receipt of less than your premium under certain circumstances (see "Sales Charge").

     Where permitted by law, any applicable surrender charge is waived if a full surrender qualifies under our rules as a medically-related withdrawal (see "Medically-Related Withdrawals").

     Under certain circumstances, some or all of the monies surrendered may be considered as taxable income and may also be subject to certain penalty provisions of the Internal Revenue Code (see "Certain Tax Considerations").

          Surrender Charge

     The surrender charge, if any, applicable to any full or partial surrender is a percentage of either the Gross Surrender Value or that portion of the Gross Surrender Value deemed to be a liquidation of premium. The type and level of charges will be shown in your Contract. The charge may be level for a specified number of years or it may start at a particular level and then grade down to zero over a specified number of years. The charge may also depend on the duration of the Initial Guarantee Period you select. As of the date of this Prospectus, we were not offering Contracts with surrender charges in excess of 6% of premium. However, we reserve the right to offer new types of Contracts with sales charges of not more than 8.5% of premium. In addition, if both a Sales Charge and a Surrender Charge exist in the same Contract, the total of both charges will not exceed 8.5% of premium.

     When the surrender charge is assessable against the amount of premium being liquidated, then surrenders or partial surrenders, except for those amounts taken under the free withdrawal provision, are deemed for the purpose of this charge to be first a liquidation of premium. Amounts taken under the free withdrawal privilege are not considered a liquidation of premium. On a partial surrender, Gross Surrender Value is deemed to come first from: (a) any interest then available under the free withdrawal provision; then from (b) any premium not yet liquidated, and then from (c) any remaining interest and any amounts credited due to premium size (see "Breakpoints"). This does not coincide with the treatment of such surrenders for tax purposes (see "Certain Tax Considerations).

     From time to time we may structure surrender charges for a group Contract, or we may reduce or waive surrender charges for individual Contracts, when either are sold in a manner that reduces sales expenses or spreads them out over time. We would consider various factors including (1) the size and type of group, (2) the amount of premiums, (3) additional premiums from existing Participants, and/or (4) other transactions where our sales expenses are likely to be reduced, eliminated or spread out over time.


     No surrender charge is imposed when any group Contract or any individual Contract issued pursuant to this Prospectus is owned on its Contract Date by:
(a) any parent company, affiliate or subsidiary of American Skandia Life Assurance Corporation; (b) an officer, director, employee, retiree, sales representative, or in the case of an affiliated broker-dealer, registered representative of such company; (c) a director, officer or employee of any entity providing investment management and/or advisory services to a separate account in which assets supporting the annuities are maintained or an affiliate of such entity; (d) a director, officer, employee or registered representative of a broker-dealer that has a then current selling agreement with American Skandia Marketing, Incorporated, (e) the then current spouse of any such person noted in (b) through (d) above; (f) parents of any such person noted in (b) through (d) above; and (g) such person's child or other legal dependent under the age of 21. No such group Contract or individual Contract is eligible for any Additional Amount due to the size of premiums (see "Breakpoints").


     Any elimination of any surrender charge or any reduction to the amount of such charges will not discriminate unfairly between Contract purchasers. We will not make any such changes to this charge where prohibited by law.

          Market Value Adjustment

     The market value adjustment ("MVA") may increase or decrease the amount payable to you on a full or partial surrender. Such a surrender at the end of a Guarantee Period, and, where required by law, the 30 days prior to the end of a Guarantee Period, or which qualifies under our rules as a medically-related withdrawal is not affected by the MVA.

     In addition, the market value adjustment will be applied to the Interim Value when choosing an alternate Guarantee Period, except where required by law, if the change to an alternate Guarantee Period occurs not more than 30 days before the end of the Guarantee Period.

     The MVA reflects the relationship as of the time it is calculated  between:
(a) the rate then being credited to your Contract; and (b) our Current Rate for your type of Contract with a Guarantee Period equal to the time remaining to the end of your current Guarantee Period. Our Current Rates are expected to be sensitive to interest rate fluctuations, thereby making this adjustment sensitive to such fluctuations. There would be a downward adjustment when the applicable Current Rate plus an adjustment rate exceeds the rate currently being credited to your Contract. There would be an upward adjustment when the applicable Current Rate plus the adjustment rate is lower than the rate currently being credited to your Contract. The adjustment rate is the same for all Contracts of the same type, and cannot exceed 0.25% for any type of Contract.

     We reserve the right, from time to time, to determine the MVA using an interest rate lower than the Current Rate for all transactions applicable to a class of Contracts. This would benefit all such Contracts if transactions to which the MVA applies occur while we use such lower interest rate.

     The formula we use to determine the MVA is:

                    [(1+I)/(1+J+the adjustment amount)] N/12

                                     where:

     I is the Guarantee Rate applicable to the Guarantee Period for your Contract;

     J is the Current Rate for your type of Contract for the Guarantee Period equal to the number of years (rounded to the next higher number when occurring on other than an anniversary of the beginning of the current Guarantee Period) remaining in your current Guarantee Period; and

     N is the number of months (rounded to the next higher number when occurring on other than a monthly anniversary of the beginning of the current Guarantee Period) remaining to the end of your Guarantee Period.

     The formula that applies if amounts are surrendered pursuant to the right to return the Annuity is [(1+I)/(1+J)]N/12.

     Nonetheless, a full or partial surrender at the end of a Guarantee Period is not affected by the MVA.

     See Appendix B for illustrations of how the MVA works.

     MEDICALLY-RELATED WITHDRAWALS

     Where permitted by law, you may apply to surrender your rights under your Contract for its Interim Value prior to the Annuity Date upon occurrence of a "Contingency Event". The Annuitant must be alive as of the date we pay the proceeds of such surrender request. If the Owner is one or more natural persons, all such Owners must be alive at such time. This waiver of any applicable surrender charge and market value adjustment is subject to our rules. For contracts issued before May 1, 1996, a "Contingency Event" occurs if the Annuitant is:

     1. First confined in a "Medical Care Facility" while your Contract is in force and remains confined for at least 90 days in a row; or

     2. First diagnosed as having a Fatal Illness while your Contract is in force.

     "Medical Care Facility" means any state licensed facility providing medically necessary in-patient care which is prescribed by a licensed "Physician" in writing and based on physical limitations which prohibit daily living in a non-institutional setting. "Fatal Illness" means a condition diagnosed by a licensed Physician which is expected to result in death within 2 years for 80% of the diagnosed cases. "Physician" means a person other than you, the Annuitant or a member of either your or the Annuitant's families who is state licensed to give medical care or treatment and is acting within the scope of that license. We must receive satisfactory proof of the Annuitant's confinement or Fatal Illness In Writing.


         Specific details and definitions of terms in relation to this benefit may differ in certain jurisdictions.


     FREE WITHDRAWAL PRIVILEGE

     Once each Contract Year after the first you may withdraw an amount without any applicable surrender charge being assessed. This amount equals the "growth" in the Contract. "Growth" is defined as: (a) the interest credited to your Contract in the prior Contract Year, plus (b) the interest credited to your Contract in Contract Years previous to the last, subject to a market value adjustment, provided that immediately after the withdrawal (including any market value adjustment) the remaining Interim Value times the market value adjustment is at least equal to the unliquidated premium plus the value at the time credited of any amounts or due to premium size. Amounts credited due to premium size are not considered to be interest only for purposes of this free withdrawal privilege (see "Breakpoints"). Withdrawals of any type made prior to age 59 1/2 may be subject to 10% tax penalty (see "Penalty on Distributions").

     QUALIFIED PLAN WITHDRAWAL LIMITATIONS

     There are surrender or withdrawal limitations in relation to certain retirement plans for employees which qualify under various sections of the Internal Revenue Code of 1986, as amended (the "Code"). These limitations do not affect certain roll-overs or exchanges between qualified plans. Generally, distribution of amounts attributable to contributions made pursuant to a salary reduction agreement (as defined in Code section 402(g)(3)(A)), or attributable to transfers from a custodial account (as defined in Code section 403(b)(7)), is restricted to the employee's: (a) separation from service; (b) death; (c)
disability (as defined in Section 72(m)(7) of the Code); (d) reaching age 59 1/2; or (e) hardship (as defined for purposes of Code Section 401(k)). Hardship withdrawals are restricted to amounts attributable to salary reduction contributions, and do not include investment results. In the case of tax sheltered annuities, these limitations do not apply to certain salary reduction contributions made and investment results earned prior to dates specified in the Code. In addition, the limitation on hardship withdrawals does not apply to salary reduction contributions made and investment results earned prior to dates specified in the Code which have been transferred from custodial accounts. Rollovers from the types of plans noted to an individual retirement account or individual retirement annuity are not subject to the limitations noted. Certain distributions, including rollovers, that are not transferred directly to the trustee of another qualified plan, the custodian of an individual retirement account or the issuer of an individual retirement annuity may be subject to automatic 20% withholding for Federal income tax. This may also trigger withholding for state income taxes.

     DEFERRAL OF PAYMENT

     We may defer payment of any partial or total surrender for the period permitted by law. In no event may this deferral of payment exceed 6 months from the date we receive the request In Writing. If we defer payment for more than 30 days, we pay interest on the amount deferred in accordance with your Contract.

     DEATH BENEFIT

     On the Contracts we offer as of the date of this Prospectus, "death" means either your death, or the Annuitant's death if there is no Contingent Annuitant. The amount payable on death prior to the Annuity Date and before the Contract anniversary following the earlier of your or the Annuitant's 85th birthday is the greater of (1) the Interim Value of your Contract as of the date we receive due proof of death, or (2) the premium allocated to your Contract less the sum of all prior Gross Surrender Values. The amount of the death benefit at any later date prior to the Annuity Date is the Interim Value as of the date we receive "due proof of death". The following constitutes "due proof of death":
(a)(i) a certified copy of a death certificate, (ii) a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or (iii) any other proof satisfactory to us; (b) all representations we require or which are mandated by applicable law or regulation in relation to the death claim and the payment of death proceeds; and (c) any applicable election of the mode of payment of the death benefit, if not previously elected by the Participant. The amount of the death benefit is reduced by any annuity payments made prior to the date we receive In Writing due "proof of death".

     We may offer contracts that pay the death benefit upon the death of: (a) the Participant when the Participant is a natural person; and (b) the Annuitant (unless a Contingent Annuitant was previously designated) when the Participant is not a natural person (such as a trustee). In such Contracts the death benefit would be payable if the death occurred before the 85th birthday of the applicable decedent.

     In the absence of your election In Writing prior to proceeds becoming due, the Beneficiary may elect to receive the death benefit under one of the annuity options. However, if you made an election, the Beneficiary may not modify such election. In the event of your death, the benefit must be distributed within:
(a) five years of the date of death; or (b) over a period not extending beyond the life expectancy of the Beneficiary or over the life of the Beneficiary. Distribution after your death to be paid under (b) above must commence within one year of the date of death.

     If the Annuitant dies before the Annuity Date, the Contingent Annuitant will become the Annuitant. However, if the Contingent Annuitant predeceased the Annuitant or there is no Contingent Annuitant designation, the death benefit becomes payable to the Beneficiary.

     The death of the first of any joint Participant is deemed the death of the Participant for determining payment of the death benefit.

     If the Beneficiary is your spouse and your death occurs prior to the Annuity Date and the Annuitant or Contingent Annuitant is living, then in lieu of receiving the death benefit, your spouse may elect to be treated as the Participant.

     ANNUITY DATE

     You may choose an Annuity Date when you purchase an Annuity or at a later date. It must be the first day of the first month on or after the end of a Guarantee Period. It must also be after the third Contract Year unless the Annuitant has a medically-related condition that would permit a medically-related withdrawal (see "Medically-Related Withdrawals"). It can be changed at any time but such requests must be received In Writing at our Office at least 30 days before the current Annuity Date. In the absence of an election In Writing and where permitted by law: (a) the Annuity Date is the start of the Contract Year first following the later of the Annuitant's 85th birthday or the fifth anniversary of our receipt at our Office of your request to purchase an Annuity. Your choice of Annuity Date may be limited in certain jurisdictions.

     ANNUITY OPTIONS

     You may select an annuity option when you purchase an Annuity, or at a later date. You may change this at any time up to 30 days before the Annuity Date by sending us a request In Writing. In the absence of an election from you, payments will automatically commence on the Annuity Date under option 2, with 120 payments certain. The amount to be applied is the value of your Contract on the Annuity Date. Annuity options in addition to those shown are available with our consent.

     You may elect to have any amount of the proceeds due to the Beneficiary applied under any of the options described below. Except where a lower amount is required by law, the minimum monthly annuity payment is $50.

     If you have not made an election prior to proceeds becoming due, the Beneficiary may elect to receive the death benefit under one of the annuity options. However, if you made an election, the Beneficiary may not alter such election.

          Option 1: Life Annuity

     This annuity is payable monthly during the lifetime of the payee, terminating with the last payment due prior to the death of the payee. Since no minimum number of payments is guaranteed, this option offers the maximum level of monthly payments of the annuity options. It is possible that the payee could receive only one payment if he or she died before the date the second payment was due, and no others payments nor death benefits would be payable.

          Option 2: Life Annuity with 120, 180, or 240 Monthly Payments Certain

     This annuity provides monthly income to the payee for a fixed period of 120, 180, or 240 months, as selected, and for as long thereafter as the payee lives. Should the payee die before the end of the fixed period, the remaining payments are paid to the Beneficiary to the end of such period.

          Option 3: Payments Based on Joint Lives

     Under this option, income is payable monthly during the joint lifetime of two key lives, and thereafter during the remaining lifetime of the survivor, ceasing with the last payment prior to the survivor's death. No minimum number of payments is guaranteed under this option. It is possible that only one payment will be payable if the death of all key lives occurs before the date the second payment was due, and no other payments nor death benefits would be payable.

          Option 4: Payments for a Designated Period

     This annuity provides an amount payable for a specified number of years. The number of years is subject to our then current rules.

     Should the payee die before the end of the specified number of years, the remaining payments are paid to the Beneficiary to the end of such period. Note that under this option, payments are not based on how long we expect Annuitants to live.

     The monthly payment varies according to the annuity option you select. The monthly payment is determined by multiplying the value of your Contract on the Annuity Date (expressed in thousands of dollars) less any amount then assessed for premium tax, by the amount of the first monthly payment per $1,000 obtained from our annuity rates. These rates will not be less than those provided in the tables included in the Contract. These tables are derived from the 1983a Individual Annuity Mortality Table with ages set back one year for males and two years for females and with an assumed interest rate of 4% per annum. Where required by law or regulation, such annuity tables will have rates that do not differ according to the gender of the key life. Otherwise the rates will differ according to the gender of the key life.

     Annuity payments will be made on the first day of each month once payments begin.

     ADMINISTRATION OF TRANSACTIONS


     In administering transactions, we may require presentation of proper identification prior to processing, including the use of a personal identification number ("PIN") issued by us, prior to accepting any instruction by telephone or other electronic means. We forward your PIN to you shortly after your Annuity is issued. To the extent permitted by law or regulation, neither we or any person authorized by us will be responsible for any claim, loss, liability or expense in connection with a switch to an alternate Guarantee Period or any other transaction for which we accept instructions by telephone if we or such other person acted on telephone instructions in good faith in reliance on your telephone instruction authorization and on reasonable procedures to identify persons so authorized through verification methods which may include a request for your Social Security or tax I.D. number or a personal identification number (PIN) as issued by us. We may be liable for losses due to unauthorized or fraudulent instructions should we not follow such reasonable procedures.


     AGE LIMITS

     Both you and the Annuitant, if you are not the Annuitant, must be less than 85 years of age on the Contract Date.

     ASSIGNMENTS OR PLEDGES

     Generally, your rights in a Contract may be assigned or pledged for loans at any time. However, these rights may be limited depending on your use of the Annuity. The assignment and/or loan proceeds may be subject to income taxes and certain penalty taxes (see "Certain Tax Considerations"). You may assign your rights to another person at any time, during the Annuitant's lifetime. You must give us a copy of the assignment In Writing. An assignment is subject to our acceptance. Prior to receipt of this notice, we will not be deemed to know of or be obligated under the assignment prior to our receipt and acceptance thereof. We assume no responsibility for the validity or sufficiency of any assignment.

     PARTICIPANT, ANNUITANT AND BENEFICIARY DESIGNATIONS

     When you purchase an Annuity, you must make certain designations, including a Participant and an Annuitant. You may also make certain other designations. These designations include a contingent Participant, a Contingent Annuitant, a Beneficiary, and a contingent Beneficiary. Certain designations are required, as indicated below. Such designations will be revocable unless you indicate otherwise or we endorse your Annuity to indicate that such designation is irrevocable to meet certain regulatory or statutory requirements.

     Some of the tax implications of the various designations are discussed in the section entitled "Certain Tax Considerations". However, there are other tax issues than those addressed in that section, including, but not limited to, estate and inheritance tax issues. You should consult with a competent tax counselor regarding the tax implications of various designations. You should also consult with a competent legal advisor as to the implications of certain designations in relation to an estate, bankruptcy, community property where applicable and other matters.

     A  Participant  must  be  designated.  You  may  designate  more  than  one
Participant. If you do, all rights reserved to Participants are then held jointly. We require consent In Writing of all joint Participants for any transaction for which we require the written consent of Participants. Where required by law, we require the consent of the spouse of any person with a vested interest in an Annuity. Naming someone other than the payor of a premium as the Participant may have gift, estate or other tax implications.

     You may designate more than one primary or contingent Beneficiary and if you do, the proceeds will be paid in equal shares to the survivors in the appropriate beneficiary class, unless you have requested otherwise In Writing. The Beneficiary is the person or persons entitled to receive the death benefit or remaining certain payments under an annuity option with certain payments. Unless you indicated that a prior choice was irrevocable, you may change these designations at any time during the Annuitant's lifetime by sending a request In Writing.

     If the primary Beneficiary dies before death proceeds become payable, the proceeds will become payable to the contingent Beneficiary. If no Beneficiary is alive at the time of the death upon which death proceeds become payable or in the absence of any Beneficiary designation, the proceeds will vest in you or your estate.

     You may name one or more Contingent Annuitants. There may be adverse tax consequences if a Contingent Annuitant succeeds an Annuitant and the Contract is owned by a trust that is neither tax exempt nor does not qualify for preferred treatment under certain sections of the Code, such as Section 401 (a "non-qualified" trust). In general, the Code is designed to prevent the benefit of tax deferral from continuing for long periods of time on an indefinite basis. Continuing the benefit of tax deferral by naming one or more Contingent Annuitants when the Contract is owned by a non-qualified trust might be deemed an attempt to extend the tax deferral for an indefinite period. Therefore, adverse tax treatment may depend on the terms of the trust, who is named as Contingent Annuitant, as well as the particular facts and circumstances. You should consult your tax advisor before naming a Contingent Annuitant if you expect to use a Contract in such a fashion. You must name Contingent Annuitants according to our rules when a Contract is used as a funding vehicle for certain retirement plans designed to meet the requirements of Section 401 of the Internal Revenue Code.

     MISSTATEMENT OF AGE OR SEX

     If the age and/or sex of the Annuitant has been misstated, we make adjustments to conform to the facts. Any underpayments by us will be remedied on the next payment following correction. Any overpayments by us will be charged against future amounts payable by us under your annuity.

     CONTRACT MODIFICATION

     We reserve the right to make changes that are necessary to maintain the tax status of the Annuity under the Internal Revenue Code and/or make changes required by any change in other Federal or state laws relating to retirement annuities or annuity contracts. Where required by law or regulation, approval of the contract owner will be obtained prior to any such change.

     BREAKPOINTS

     Wherever allowed by law, we reserve the right to make additions to the Interim Values of Contracts of Participants submitting large amounts of premium.

     The current breakpoints for qualifying for such additional amounts and the amount we credit are as follows:

           Premiums received                  Additional Amount
                                          as a percentage of premium

           At least $500,000
           but less than $1,000,000                      1.25%

           At least $1,000,000
           but less than $5,000,000                      3.00%

           At least $5,000,000
           or more                                       3.75%

     As of the date of the Prospectus we make such a program available for Contracts that do not otherwise differentiate sales charges or surrender charges on the amount of premium received. However, we reserve the right to modify, suspend or terminate it at any time, or from time to time, without notice.

     If you submit premium to purchase multiple Contracts, we divide the additions to the Contracts then being purchased in the same proportion as the premium is being divided among such Contracts.

     Should you have a right to cancel your Contract (see "Right to Cancel") and exercise such a right, the accumulated value of the additional amount credited will not be included in the amount returned to you.

     We do not consider additional amounts credited due to premium size to be an increase in your "investment in the contract" (see "Certain Tax Considerations).

     Additional amounts credited are not included in any amounts you may withdraw without assessment of any applicable surrender charge (see "Free Withdrawal Privilege").

                                   INVESTMENTS

         GENERAL

         Our investments are subject to the requirements of applicable state laws. Such laws address the nature and quality of investments, as well as the percentage of our assets which we may commit to a particular type of investment. Subject to certain limitations and qualifications, such laws generally permit investment in federal, state and municipal obligations, corporate bonds, preferred and common stock, real estate mortgages, real estate and certain other investments.

         Assets supporting the Annuities are accounted for in one or more non-unitized separate accounts established by us under the laws of the State of Connecticut. Such separate accounts may contain assets from various types of annuities we offer, the assets of which are permitted to be held in such accounts under applicable law and regulation. Neither you nor the owner of any underlying group Annuity participate in the performance of the assets through any unit values in such a non-unitized separate account. There are no discrete units for such a separate account. Contracts do not represent units of ownership of assets belonging to this separate account.

         We own the assets in each separate account. The assets accrue solely to our benefit. Neither you nor any group Contract owner participate in the investment gain or loss from assets belonging to such separate account(s). Such gain or loss accrues solely to us.

         We believe that the assets equal to the reserve and other liabilities of such separate accounts are not chargeable with liabilities arising from our other business if so stated in our annuity contract and certificate forms. We have obtained approval in each jurisdiction in which our annuities are available for sale of language stating that:

                  (A) Income, gains and losses, whether or not realized, from assets allocated to any such separate account are credited to or charged against such separate account without regard to our other income, gains or losses;

                  (B) Assets equal to the reserves and other liabilities of such separate accounts are not chargeable with liabilities that arise from any business we conduct other than from the operation of the Annuities or other annuities which are supported by such separate accounts; and

                  (C) We have the right to transfer to our general account any assets of such separate account which are in excess of such reserves and other liabilities.

         All benefits attributable to Contracts and interests purchased in the group contracts are contract guarantees we make and are accounted for in the separate account(s). However, all of our general account assets are available to meet our obligations under the Contracts.

         INVESTMENT MANAGEMENT

         We have the sole discretion to employ investment managers that we believe are qualified, experienced and reputable to manage the assets supporting the Guaranteed Maturity Annuity including, but not limited to, J. P. Morgan Investment Management Inc. Each manager is responsible for investment management of different portions of a separate account supporting one or more Contracts. We are under no obligation to employ or continue to employ any investment manager(s).

         CURRENT INVESTMENT GUIDELINES

         Some of the guidelines of our current investment strategy are outlined below. However, we are not obligated to invest according to this or any other strategy except as may be required by Connecticut and other state insurance laws.

         Our current guidelines for the portfolio of investments in any non-unitized separate account include, but are not limited to the following:

         1. Investments may be made in cash; debt securities issued by the United States Government or its agencies and instrumentalities; money market instruments; short, intermediate and long-term corporate obligations; private placements; asset-backed obligations; and municipal bonds.


         2. At the time of purchase, fixed income securities will be in one of the top four generic lettered rating classifications as established by a nationally recognized statistical rating Organization ("NRSRO") such as Standard & Poor's or Moody's Investor Services, Inc. or any Should a fixed income security fall below one of these top four generic lettered rating classifications subsequent to purchase, we may or may not sell such security. We may change these guidelines at any time.


                           CERTAIN TAX CONSIDERATIONS


         The following is a brief summary of certain Federal income tax laws as they are currently interpreted. No one can be certain that the laws or interpretations will remain unchanged or that agencies or courts will always agree as to how the tax law or regulations are to be interpreted. This discussion is not intended as tax advice. You may wish to consult a professional tax advisor for tax advice as to your particular situation.

         OUR TAX CONSIDERATIONS

         We are taxed as a life insurance company under Part I, subchapter L, of the Code.

         TAX CONSIDERATIONS RELATING TO YOUR ANNUITY


         Section 72 of the Code governs the taxation of annuities in general. Taxation of an annuity is largely dependent upon: (a) whether it is used in a qualified pension or profit sharing plan or other retirement arrangement eligible for special treatment under the Code; and (b) the status of the beneficial owner as either a natural or non-natural person (when the annuity is not used in a retirement plan eligible for special tax treatment). Non-natural persons include corporations, trusts, and partnerships, except where these entities own an annuity as an agent or nominal owner for a natural person who is the beneficial owner. Natural persons are individuals.


                  Non-natural Persons

                  Any increase during a tax year in the value of an annuity if not used in a retirement plan eligible for special treatment under the Code is currently includible in the gross income of a non-natural person that is the contractholder. There are exceptions if an annuity is held by: (a) a structured settlement company; (b) an employer with respect to a terminated pension plan;
(c) entities other than employers, such as a trust, holding an annuity as an agent for a natural person; or (d) a decedent's estate by reason of the death of the decedent.

                  Natural Persons

                  Increases in the value of an annuity when the contractholder is a natural person generally are not taxed until distribution occurs.
Distribution can be in a lump sum payment or in annuity payments under the annuity option elected. Certain other transactions may be deemed to be a distribution. The provisions of Section 72 of the Code concerning these distributions are summarized briefly below.

                  Distributions


         Generally, distributions received before the annuity payments begin are treated as being derived first from "income on the contract" and includible in gross income. The amount of the distribution exceeding "income on the contract" is not included in gross income. "Income on the contract" for an annuity is computed by subtracting from the value of all "related contracts" (our term, discussed below) the taxpayer's "investment in the contract": an amount equal to total purchase payments for all "related contracts" less any previous distributions or portions of such distributions from such "related contracts" not includible in gross income. "Investment in the contract" may be affected by whether an annuity or any "related contract" was purchased as part of a tax-free exchange of life insurance or annuity contracts under Section 1035 of the Code.

         "Related contracts" may mean all annuity contracts or certificates evidencing participation in a group annuity contract for which the taxpayer is the policyholder and which are issued by the same insurer within the same calendar year, irrespective of the named annuitants. It is clear that "related contracts" include contracts prior to when annuity payments begin,. However, there may be circumstances under which "related contracts" may include contracts recognized as immediate annuities under state insurance law or annuities for which annuity payments have begun. In a ruling addressing the applicability of a penalty on distributions, the Internal Revenue Service treated distributions from a contract recognized as an immediate annuity under state insurance law like distributions from a deferred annuity. The situation addressed by such ruling included the fact that: (a) the immediate annuity was obtained pursuant to an exchange of contracts; and (b) the purchase payments for the exchanged contract were contributed more than one year prior to the first annuity payment payable under the immediate annuity. This ruling also may or may not imply that annuity payments from a deferred annuity on or after its annuity date may be treated the same as distributions prior to the annuity date if such deferred annuity was: (a) obtained pursuant to an exchange of contracts; and (b) the purchase payments for the exchanged contract were made or may be deemed to have been made more than one year prior to the first annuity payment.


         If "related contracts" include immediate annuities or annuities for which annuity payments have begun, then "related contracts" would have to be taken into consideration in determining the taxable portion of each annuity payment (as outlined in the "Annuity Payments" subsection below) as well as in determining the taxable portion of distributions from an annuity or any "related contracts" before annuity payments have begun. We cannot guarantee that immediate annuities or annuities for which annuity payments have begun could not be deemed to be "related contracts". You are particularly cautioned to seek advice from your own tax advisor on this matter.


Amounts received under a contract on its complete surrender, redemption, or maturity are includible in gross income to the extent that they exceed the cost of the contract, i.e., they exceed the total premiums or other consideration paid for the contract minus amounts received under the contract that were not reportable as gross income.

                  Loans, Assignments and Pledges

         Any amount received directly or indirectly as a loan from, or any assignment or pledge of any portion of the value of an annuity before annuity payments have begun are treated as a distribution subject to taxation under the distribution rules set forth above. Any gain in an annuity subsequent to the assignment or pledge of an entire annuity while such assignment or pledge remains in effect is treated as "income on the contract" in the year in which it is earned. For annuities not issued for use as qualified plans (see "Tax Considerations when Using Annuities in Conjunction with Qualified Plans"), the cost basis of the annuity is increased by the amount of any assignment or pledge includible in gross income. The cost basis is not affected by any repayment of any loan for which the annuity is collateral or by payment of any interest thereon.

                  Gifts

         The gift of an annuity to other than the spouse of the contract holder (or former spouse incident to a divorce) is treated for tax purposes as a distribution.


                  Penalty on Distributions


         Subject to certain exceptions, any distribution from an annuity not used in conjunction with qualified plans is subject to a penalty equal to 10% of the amount includible in gross income. This penalty does not apply to certain distributions, including: (a) distributions made on or after the taxpayer's age 59 1/2; (b) distributions made on or after the death of the holder of the contract, or, where the holder of the contract is not a natural person, the death of the annuitant; (c) distributions attributable to the taxpayer's becoming disabled; (d) distributions which are part of a scheduled series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer (or the joint lives of the taxpayer and the taxpayer's Beneficiary);
(e) distributions of amounts which are allocable to "investments in the contract" made prior to August 14, 1982; (f) payments under an immediate annuity as defined in the Code; (g) distributions under a qualified funding asset under Code Section 130(d); or (h) distributions from an annuity purchased by an employer on the termination of a qualified pension plan that is held by the employer until the employee separates from service.


         Any modification, other than by reason of death or disability, of distributions which are part of a scheduled series of substantially equal periodic payments as noted in (d), above, that occur before the taxpayer's age 59 1/2 or within 5 years of the first of such scheduled payments will result in the requirement to pay the taxes that would have been due had the payments been treated as subject to tax in the years received, plus interest for the deferral period. It is our understanding that the Internal Revenue Service does not consider a scheduled series of distributions to qualify under (d), above, if the holder of the annuity retains the right to modify such distributions at will, even if such right is not exercised.

         The Internal Revenue Service has ruled that the exception to the 10% penalty described above for "non-qualified" immediate annuities as defined under the Code may not apply to annuity payments under a contract recognized as an immediate annuity under state insurance law obtained pursuant to an exchange of contracts if: (a) purchase payments for the exchanged contract were contributed or deemed to be contributed more than one year prior to the first annuity payment payable under the immediate annuity; and (b) the annuity payments under the immediate annuity do not meet the requirements of any other exception to the 10% penalty. This ruling may or may not imply that the exception to the 10% penalty may not apply to annuity payments paid pursuant to a deferred annuity obtained pursuant to an exchange contract if: (a) purchase payments for the exchanged contract were contributed or may be deemed to be contributed more than one year prior to the first annuity payment pursuant to the deferred annuity contract; or (b) the annuity payments pursuant to the deferred annuity do not meet the requirements of any other exception to the 10% penalty.

                  Annuity Payments


         The taxable portion of each payment received as an annuity on or after the annuity start date is determined by a formula which establishes the ratio that "investment in the contract" bears to the total value of annuity payments to be made. However, the total amount excluded under this ratio is limited to the "investment in the contract". Where the annuity payments cease because of the death of the person upon whose life payments are based and, as of the date of death, the amount of annuity payments excluded from taxable income by the exclusion ratio does not exceed the investment in the contract, then the remaining portion of unrecovered investment is allowed as a deduction in the tax year of such death.


                  Tax-Free Exchanges

         Section 1035 of the Code permits certain tax-free exchanges of a life insurance, annuity or endowment contract for an annuity. If an annuity is obtained by a tax-free exchange of a life insurance, annuity or endowment contract purchased prior to August 14, 1982, then any distributions other than as annuity payments which do not exceed the portion of the "investment in the contract" (purchase payments made into the other contract, less prior distributions) prior to August 14, 1982, are not included in taxable income. In all other respects, the general provisions apply to distributions from annuities obtained as part of such an exchange.


     Estate and Gift Tax Considerations: You should obtain competent tax advice with respect to possible federal and state gift tax consequences flowing from the ownership and transfer of annuities.


                  Generation-Skipping Transfers

         Under the Code certain taxes may be due when all or part of an annuity is transferred to or a death benefit is paid to an individual two or more generations younger than the contract holder. These taxes tend to apply to transfers of significantly large dollar amounts. We may be required to determine whether a transaction must be treated as a direct skip as defined in the Code and the amount of the resulting tax. If so required, we will deduct from your Annuity or from any applicable payment to be treated as a direct skip any amount we are required to pay as a result of the transaction.

                  Federal Income Tax Withholding

         Section 3405 of the Code provides for Federal income tax withholding on the portion of a distribution which is includible in the gross income of the recipient. Amounts to be withheld depend upon the nature of the distribution. However, a recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by filing a completed election form with us.

         Certain distributions, including rollovers, from most retirement plans, may be subject to automatic 20% withholding for Federal income taxes. This will not apply to: (a) any portion of a distribution paid as a required minimum distribution when an annuity is used in conjunction with certain retirement plans; (b) direct transfers to trustees of another retirement plan; (c) distributions from an individual retirement account or individual retirement annuity; (d) distributions made as substantially equal periodic payments for the life or life expectancy of the participant in the retirement plan or the life or life expectancy of such participant and his or her designated beneficiary under such plan; and (e) certain other distributions where automatic 20% withholding may not apply.

     Tax Considerations When Using Annuities in Conjunction With Qualified Plans

         There are various types of qualified plans for which an annuity may be suitable. Benefits under a qualified plan may be subject to that plan's terms and conditions irrespective of the terms and conditions of any annuity used to fund such benefits ("qualified contract"). We have provided below general descriptions of the types of qualified plans in conjunction with which we may issue an Annuity. These descriptions are not exhaustive and are for general informational purposes only. We are not obligated to make or continue to make new Annuities available for use with all the types of qualified plans shown below.

         The tax rules regarding qualified plans are complex. The application of these rules depend on individual facts and circumstances. Before purchasing an Annuity for use in funding a qualified plan, you should obtain competent tax advice, both as to the tax treatment and suitability of such an investment.

         Qualified contracts include special provisions changing or restricting certain rights and benefits otherwise available to non-qualified annuities. You should read your Annuity carefully to review any such changes or limitations. The changes and limitations may include, but may not be limited to restrictions on ownership, transferability, assignability, contributions, distributions, as well as reductions to the minimum allowable purchase payment for an annuity and any subsequent annuity you may purchase for use as a qualified contract. Additionally, various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations.

                  Individual Retirement Programs


                  Eligible individuals may maintain an individual retirement account or annuity ("IRA"). Subject to limitations, contributions of certain amounts may be deductible from gross income. Purchasers of IRAs are to receive a special disclosure document, which describes limitations on eligibility, contributions, transferability and distributions. It also describes the conditions under which distributions from IRAs and other qualified plans may be rolled over or transferred into an IRA on a tax-deferred basis. Eligible employers that meet specified criteria may establish savings incentive match plans for employees using the employees' IRAs. These arrangements are know as SEP-IRAs, and may be deductible to the employer. Employer contributions that may be made to Simple-IRAs are larger than the amounts that may be contributed to other IRAs, and may be deductible to the employer.


                                    Tax Sheltered Annuities

                  A tax sheltered annuity ("TSA") under Section 403(b) of the Code is a contract into which contributions may be made for the benefit of their employees by certain qualifying employers: public schools and certain charitable, educational and scientific organizations. Such contributions are not taxable to the employee until distributions are made from the TSA. The Code imposes limits on contributions, transfers and distributions. Nondiscrimination requirements apply as well.

                  Corporate Pension and Profit-sharing Plans

                  Annuities may be used to fund employee benefits of various retirement plans established by corporate employers. Contributions to such plans are not taxable to the employee until distributions are made from the retirement plan. The Code imposes limitations on contributions and distributions. The tax treatment of distributions is subject to special provisions of the Code, and also depends on the design of the specific retirement plan. There are also special requirements as to participation, nondiscrimination, vesting and nonforfeitability of interests.

                  H.R. 10 Plans

                  Annuities may also be used to fund benefits of retirement plans established by self-employed individuals for themselves and their employees. These are commonly known as "H.R. 10 Plans" or "Keogh Plans". These plans are subject to most of the same types of limitations and requirements as retirement plans established by corporations. However, the exact limitations and requirements may differ from those for corporate plans.

         Tax Treatment of Distributions From Qualified Annuities

                  A 10% penalty tax applies to the taxable portion of a distribution from a qualified contract unless one of the following exceptions apply to such distribution: (a) it is part of a properly executed transfer to another IRA, an individual retirement account or another eligible qualified plan; (b) it occurs on or after the taxpayer's age 59 1/2; (c) it is subsequent to the death or disability of the taxpayer (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) it is part of substantially equal periodic payments to be paid not less frequently than annually for the taxpayer's life or life expectancy or for the joint lives or life expectancies of the taxpayer and a designated beneficiary; (e) it is subsequent to a separation from service after the taxpayer attains age 55; (f) it does not exceed the employee's allowable deduction in that tax year for medical care; and
(g) it is made to an alternate payee pursuant to a qualified domestic relations order. The exceptions stated above in (e), (f) and (g) do not apply to IRAs.


     Section 457 Plans: Under Section 457 of the Code, deferred compensation plans established by governmental and certain other tax exempt employers for their employees may invest in annuity contracts. The Code limits contributions and distributions, and imposes eligibility requirements as well. Contributions are not taxable to employees until distributed from the plan. However, plan assets remain the property of the employer and are subject to the claims of the employer's general creditors until such assets are made available to participants or their beneficiaries.


                              MISCELLANEOUS MATTERS

     DISTRIBUTION

     American Skandia Marketing, Incorporated, a wholly-owned subsidiary of American Skandia Investment Holding Corporation, acts as the principal underwriter of the Annuities. ASM, Inc.'s principal business address is One Corporate Drive, Shelton, Connecticut 06484. ASM, Inc. is a member of the National Association of Securities Dealers, Inc. ("NASD").

         ASM, Inc. will enter into distribution agreements with certain broker-dealers registered under the Securities and Exchange Act of 1934 or with entities which may otherwise offer the Annuities that are exempt from such registration. Under such distribution agreements such broker-dealers or entities may offer Annuities to persons who have established an account with the broker-dealer or the entity. In addition, ASM, Inc. may solicit other eligible groups and certain individuals. The maximum concession to be paid on premiums received is 6.0%. We reserve the right to provide higher levels of compensation for the sale of Contracts when Participants select initial Guarantee Periods with longer durations than we pay in relation to shorter initial Guarantee Periods.

         As of the date of this Prospectus, we were promoting the sale of our products and solicitation of additional purchase payments, where applicable, for our products, including contracts offered pursuant to this Prospectus, through a program of non-cash rewards to registered representatives of participating broker-dealers. We may withdraw or alter this promotion at any time.

         REPORTS TO YOU


         We mail to Participants, at their last known address of record, any statements and reports required by applicable law or regulation. Participants should therefore give us prompt notice of any address change. We send a confirmation statement to Participants each time a transaction is made affecting Interim Value. Quarterly statements are also mailed detailing the activity affecting your Annuity during the calendar quarter. You may request additional reports. We reserve the right to charge up to $50 for each such additional report. You should review the information in these statements carefully. All errors or corrections must be reported to us at our Office as soon as possible and no later than the date below to assure proper accounting to your Annuity. For transactions for which we immediately send confirmations, we assume all transactions are accurate unless you notify us otherwise within 10 days from the date you receive the confirmation. For transactions that are only confirmed on the quarterly statement, we assume all transactions are accurate unless you notify us within 10 days from the date you receive the quarterly statement. All transactions confirmed immediately or by quarterly statement are deemed conclusive after the applicable 10 day period.


         LEGAL PROCEEDINGS


         As of the date of this Prospectus, neither we nor ASM, Inc. were involved in any litigation outside of the ordinary course of business, and know of no material claims.


         LEGAL COUNSEL

         Counsel with respect to Federal laws and regulations applicable to the issue and sale of the Contracts and with respect to Connecticut law is Werner & Kennedy, 1633 Broadway, New York, NY 10019.


         EXPERTS
         The consolidated financial statements as of December 31, 1996 and 1995, and for the three years in the period ended December 31, 1996 included in this Prospectus have been audited by Deloitte & Touche LLP, Two World Financial Center, New York, New York 10281-1433, independent auditors, as stated in this report herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


         INDEMNIFICATION

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

         INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


         To the extent and only to the extent that any statement in a document incorporated by reference into this Prospectus is modified or superseded by a statement in this Prospectus or in a later-filed document, such statement is hereby deemed so modified or superseded and not part of this Prospectus. The Annual Report on Form 10-K for the year ended December 31, 1996 previously filed by the Company with the SEC under the Securities Exchange Act of 1934 is incorporated by reference in this Prospectus.


         We furnish you without charge a copy of any or all of the documents incorporated by reference in this Prospectus, including any exhibits to such documents which have been specifically incorporated herein by reference. We do so upon receipt of your written or oral request. Please address your request to American Skandia Life Assurance Corporation, Attention: Concierge Desk, P.O. Box 883, Shelton, Connecticut, 06484. Our phone number is 1-800-752-6342. Our electronic mail address is customerservice@Skandia.com.




THE COMPANY: American Skandia Life Assurance Corporation (ASLAC) is a stock insurance company domiciled in Connecticut with licenses in all 50 states. It is a wholly-owned subsidiary of American Skandia Investment Holding Corporation (ASIHC), whose ultimate parent is Skandia Insurance Company Ltd., a Swedish company. The Company markets its products to broker-dealers and financial planners through an internal field marketing staff. In addition, the Company markets through and in conjunction with financial institutions such as banks that are permitted directly, or through affiliates, to sell annuities.


During 1995, Skandia Vida, S.A. de C.V. was formed by the ultimate parent Skandia Insurance Company Ltd. The Company owns 99.9% ownership in Skandia Vida, S.A. de C.V. which is a life insurance company domiciled in Mexico. This Mexican life insurer is a start up company with expectations of selling long term savings products within Mexico. The Company's investment in Skandia Vida, S.A. de C.V. is $1,398,285 at December 31,1996.

         Lines of Business: The Company is in the business of issuing annuity policies, and has been so since its business inception in 1988. The Company currently offers the following annuity products: a) certain deferred annuities that are registered with the Securities and Exchange Commission, including variable annuities and fixed interest rate annuities that include a market value adjustment feature; b) certain other fixed deferred annuities that are not registered with the Securities and Exchange Commission; and c) fixed and adjustable immediate annuities.

         Selected Financial Data: The following selected financial data are qualified by reference to, and should be read in conjunction with, the financial statements, including related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The selected financial data as of and for each of the years ended December 31, 1996, 1995, 1994, 1993 and 1992 has not been audited. The selected financial data has been derived from the full financial statements for the years ended December 31, 1996, 1995, 1994, 1993 and 1992 which were presented in conformity with generally accepted accounting principles and which were audited by Deloitte & Touche LLP, independent auditors, whose report on the Company's consolidated financial statements as of December 31, 1996 and 1995, and for the three years in the period ended December 31, 1996, is included herein.

                                                                               FOR THE YEAR ENDED DECEMBER 31,
                                                 1996             1995           1994            1993           1992
                                                 ----             ----           ----            ----           ----
               Income Statement Data:
               Revenues:
               Annuity charges and fees*  $  69,779,522 $     38,837,358 $   24,779,785   $   11,752,984 $   4,846,134
               Fee income                    16,419,690        6,205,719      2,111,801          938,336       125,179
               Net investment income          1,585,819        1,600,674      1,300,217          692,758       892,053
               Annuity premium income           125,000                0         70,000          101,643     1,304,629
               Net realized capital
                gains/(losses)                  134,463           36,774         (1,942)         330,024       195,848
               Other income                      34,154           64,882         24,550            1,269        15,119
                                    ---------------------------------------- ------------------ -----------------------
               Total revenues          $     88,078,648 $     46,745,407 $   28,284,411   $   13,817,014 $   7,378,962
                                       ================ ================ ==============   ============== =============
               Benefits and Expenses:
               Annuity benefits                 613,594          555,421        369,652         383,515        276,997
               Increase/(decrease) in annuity
                 policy reserves                634,540       (6,778,756)     5,766,003       1,208,454      1,331,278
               Cost of minimum death benefit
                 reinsurance                  2,866,835        2,056,606              0               0              0
               Return credited
                 to contractowners              672,635       10,612,858       (516,730)        252,132        560,243
               Underwriting, acquisition and
                 other insurance expenses    49,915,661       35,970,524     18,942,720       9,547,951     11,338,765
               Interest expense              10,790,716        6,499,414      3,615,845         187,156              0
                                       ----------------------------------- ----------------- ----------------- ---------
               Total benefits and expenses$  65,493,981 $     48,916,067  $  28,177,490  $   11,579,208 $   13,507,283
                                          ================================  =============== ============== =============
               Income tax (benefit) expense$ (4,038,357)$        397,360  $     247,429  $      182,965 $            0
                                           =================================== ================= ========================

               Net income (loss)        $    26,623,024 $     (2,568,020) $    (140,508) $    2,054,841 $    (6,128,321)
                                        ================================= ================= =============================
               Balance Sheet Data:
               Total Assets             $ 8,334,662,876 $  5,021,012,890 $2,864,416,329  $1,558,548,537 $   552,345,206
                                          ==============  ============== ==============   ==============  ===============
               Future fees payable
                 to parent              $    47,111,936 $              0 $            0  $            0 $             0
                                        =============== ================ =============== =============== ===============

               Surplus Notes             $   213,000,000 $   103,000,000 $   69,000,000  $   20,000,000 $             0
                                         =============== =============== ================ ==============================
               Shareholder's  Equity     $   126,345,031 $    59,713,000 $     52,205,524 $  52,387,687  $   46,332,846
                                         =============== =============== ================ ================= ===========




*On   annuity   sales   of   $2,795,114,000,   $1,628,486,000,   $1,372,874,000,
$890,640,000  and  $287,596,000  during the years ended December 31, 1996, 1995,
1994, 1993, and 1992, respectively, with contractowner assets under management of $7,764,891,000, $4,704,044,000, $2,661,161,000, $1,437,554,000 and
$495,176,000 as of December 31, 1996, 1995, 1994, 1993 and 1992, respectively.

The above selected financial data should be read in conjunction with the financial statements and the notes thereto.

         Management's Discussion and Analysis of Financial Condition and Results of Operations

         Results of Operations: The Company's long term business plan was developed reflecting the current sales and marketing approach. Annuity sales increased 72%, 19% and 54% in 1996, 1995 and 1994, respectively. The Company continues to show significant growth in sales volume and increased market share within the variable annuity industry. This growth is a result of innovative product development activities, expansion of distribution channels and a focused effort on customer orientation.

The Company primarily offers and sells a wide range of deferred annuities through three focused marketing, sales and service teams, each of which specializes in addressing one of the Company's primary distribution channels:
(a) financial planning firms; (b) broker-dealers that generally are members of the New York Stock Exchange, including "wirehouse" and regional broker-dealer firms; and (c) broker-dealers affiliated with banks or which specialize in marketing to customers of banks. Starting in 1994, the Company expanded these teams, adding more field marketing and internal sales support personnel. The Company also offers a number of specialized products distributed by select, large distributors. In 1995 and 1996 the Company restructured its internal support operations to support the specialized marketing, sales and service needs of the primary distribution channels and of the select distributors of specialized products. There has been continued growth and success in expanding the number of selling agreements in the primary distribution channels. There has also been increased success in enhancing the relationships with the registered representative/insurance agents of all the selling firms.

Total assets grew 66%, 75% and 84% in 1996, 1995 and 1994, respectively. These increases were a direct result of the substantial sales volume increasing separate account assets and deferred acquisition costs. Liabilities grew 65%, 76%, and 87% in 1996, 1995 and 1994, respectively, as a result of the reserves required for the increased sales activity along with borrowing during 1996, 1995 and 1994. The borrowing is needed to fund the acquisition costs of the Company's variable annuity business.

The Company experienced a net gain after tax in 1996 and a net loss after tax in 1995 and 1994. The 1996 result was related to the strong sales volume, favorable market climate, expense savings relative to sales volume and recognition of certain tax benefits.

The 1995 result was related to higher than anticipated expense levels and additional reserving requirements on our market value adjusted annuities. The increase in expenses was primarily attributable to improving our service infrastructure and marketing related costs, which was in part responsible for this strong sales and financial performance in 1996.

The 1994 loss is a result of additional reserving of approximately $4.6 million to cover the minimum death benefit exposure in the Company's annuity contracts along with higher than expected general expenses relative to sales volume. The additional reserve may be required from time to time, within the variable annuity market place, and is a result of volatility in the financial markets as it relates to the underlying separate account investments.

Increasing volume of annuity sales results in higher assets under management. The fees realized on assets under management have resulted in annuity charges and fees increasing 80%, 57% and 111% in 1996, 1995 and 1994, respectively.

Net investment income decreased 1% in 1996 and increased 23% and 88% in 1995 and 1994 respectively. The level net investment income in 1996 is a result of the consistent investment holdings throughout most of the year. The increase in 1995 and 1994 was a result of a higher average level of Company bonds and short-term investments.

Fee income has increased 165%, 194% and 125% in 1996, 1995 and 1994, respectively, as a result of income from transfer agency type activities.

Annuity benefits represent payments on annuity contracts with mortality risks, this being the immediate annuity with life contingencies and supplementary contracts with life contingencies.

Increase/(decrease) in annuity policy reserves represents change in reserves for the immediate annuity with life contingencies, supplementary contracts with life contingencies and minimum death benefit. During 1995 the Company entered into an agreement to reinsure the guaranteed minimum death benefit exposure on most of the variable annuity contracts. The costs associated with reinsuring the minimum death benefit reserve approximates the change in the minimum death benefit reserve during 1996 and 1995, thereby having no significant effect on the statement of operations. The significant increase in 1994 reflects the required increase in the minimum death benefit reserve on variable annuity contracts. This increase covers the escalating death benefit in one of the Company's products which was further enhanced as a result of poor market conditions which resulted in lower returns in performance of the underlying mutual funds within the variable annuity contract.

Return credited to contractowners represents revenues on the variable and market value adjusted annuities offset by the benefit payments and change in reserves required on this business. Also included are the benefit payments and change in reserves on immediate annuity contracts without significant mortality risks. The 1996 return credited to contractowners in the amount of $0.7 million represents a favorable investment return on the market value adjusted contracts relating to the benefits and required reserves, offset by the effect of bond market fluctuations on December 31, 1996 in the amount of $1.8 million. While the assets relating to the market value adjusted contracts reflect the market interest rate fluctuations which occurred on December 31, 1996, the liabilities are based on the interest rates set for new contracts which are generally based on the prior day's interest rates. During the first week of January 1997 interest rates were established for new contracts, thereby bringing the liabilities relating to the market value adjusted contracts in line with the related assets.

In 1995, the Company earned a lower than anticipated separate account investment return on the market value adjusted contracts in support of the benefits and required reserves. In addition, the 1995 result includes an increase in the required reserves associated with this product. The result for 1994 was better than anticipated due to separate account investment return on the market value adjusted contracts being in excess of the benefits and required reserves.

Underwriting, acquisition and other insurance expenses for 1996 is made up of $133.9 million of commissions and $19.8 million of general expenses offset by the net capitalization of deferred acquisition costs totaling $153.9 million. This compares to the same period last year of $62.8 million of commissions and $42.2 million of general expenses offset by the net capitalization of deferred acquisition costs totaling $69.2 million.

Underwriting, acquisition and other insurance expenses in 1994 were made up of $46.2 million of commissions and $26.2 million of general expenses offset by the net capitalization of deferred acquisition costs totaling $53.7 million.

Interest expense increased $4.3 million, $2.9 million and $3.4 million in 1996, 1995 and 1994, respectively, as a result of Surplus Notes totaling $213 million, $103 million and $69 million, at December 31, 1996, 1995 and 1994, respectively.

Income tax reflected a benefit of $4,038,357 for the year ended December 31, 1996, compared with expense of $397,360 and $247,429 for the years ended December 31, 1995 and 1994, respectively. The 1996 benefit is related to management's release of the deferred tax valuation allowance of $9,324,853 established at December 31, 1995. Management believes that based on the taxable income produced in the current year and the continued growth in annuity products, the Company will produce sufficient taxable income in the future to realize its deferred tax assets. Income tax expense in 1995 and 1994 relates principally to increases in the deferred tax valuation allowance of $1,680,339 and $365,288 for the years ended December 31, 1995 and 1994, respectively, as well as the Company being in an Alternative Minimum Tax position for both years.

         Liquidity and Capital Resources: The liquidity requirement of ASLAC was met by cash from insurance operations, investment activities and borrowings from its parent.

As previously stated, the Company had significant growth during 1996. The sales volume of $2.795 billion was primarily (approximately 96%) variable annuities which carry a contingent deferred sales charge. This type of product causes a temporary cash strain in that 100% of the proceeds are invested in separate accounts supporting the product leaving a cash (but not capital) strain caused by the acquisition cost for the new business. This cash strain required the Company to look beyond the insurance operations and investments of the Company. During 1996, the Company borrowed an additional $110 million from its parent in the form of Surplus Notes and extended its reinsurance agreements (which were initiated in 1993, 1994 and 1995). The reinsurance agreements are modified coinsurance arrangements where the reinsurer shares in the experience of a specific book of business. The income and expense items presented above are net of reinsurance.

In addition, on December 17, 1996 the company sold to its Parent, effective September 1, 1996, certain rights to receive future fees and charges expected to be realized on the variable portion of a designated block of deferred annuity contracts issued during the period January 1, 1994 through June 30, 1996. In connection with this transaction the Parent issued collateralized notes through a trust in a private placement which are secured by the rights to receive future fees and charges purchased from the Company.

Under the terms of the Purchase Agreement, the rights sold provide for the Parent to receive 80% of future mortality and expense charges and contingent deferred sales charges, after reinsurance, expected to be realized over the remaining surrender charge period of the designated contracts (generally, 6.5 years). The company did not sell the right to receive future fees and charges after the expiration of the surrender charge period.

The proceeds from the sale have been recorded as a liability and are being amortized over the remaining surrender charge period of the designated contracts using the interest method. The present value at September 1, 1996 (discounted at 7.5%) of future fees and charges expected to be realized on the designated contracts was $50,221,438.

The Company expects to use borrowing, reinsurance and the sale of future fee revenues to fund the cash strain anticipated from the acquisition costs on the coming years' sales volume.

The tremendous growth of this young organization has depended on capital support from its parent. On December 19, 1996, the company received $39 million from its parent to support the capital needs of its anticipated 1997 growth in business.

As of December 31, 1996 and December 31, 1995, shareholder's equity was $126,345,031 and $59,713,000 respectively, which includes the carrying value of state insurance licenses in the amount of $4,712,500 and $4,862,500, respectively.

ASLAC has long term surplus notes with its parent and a short term borrowing with an affiliate. No dividends have been paid to its parent company.

         Segment Information: As of the date of this Prospectus, we offered only variable and fixed deferred annuities and immediate annuities.

         Reinsurance: The Company cedes reinsurance under modified co-insurance arrangements. The reinsurance arrangements provides additional capacity for growth in supporting the cash flow strain from the Company's variable annuity business. The reinsurance is effected under quota share contracts.

The Company reinsures certain mortality risks. These risks result from the guaranteed minimum death benefit feature in the variable annuity products.

The effect of the reinsurance agreements on the Company's operations was to reduce annuity charges and fee income, death benefit expense and policy reserves.

Such ceded reinsurance does not relieve the Company from its obligations to policyholders. The Company remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet the obligations assumed under the reinsurance agreements.

         Future Fees Payable to Parent: On December 17, 1996 the Company sold to its Parent, effective September 1, 1996, certain rights to receive future fees and charges expected to be realized on the variable portion of a designated block of deferred annuity contracts issued during the period January 1, 1994 through June 30, 1996. In connection with this transaction, the Parent issued collateralized notes in a private placement which are secured by the rights to receive future fees and charges purchased from the Company.

Under the terms of the Purchase Agreement, the rights sold provide for the Parent to receive 80% of future mortality and expense charges and contingent deferred sales charges, after reinsurance, expected to be realized over the remaining surrender charge period of the designated contracts (generally, 6.5 years). The Company did not sell the right to receive future fees and charges after the expiration of the surrender charge period.

The proceeds from the sale have been recorded as a liability and are being amortized over the remaining surrender charge period of the designated contracts using the interest method. The present value at September 1, 1996 (discounted at 7.5%), of future fees and charges expected to be realized on the designated contracts was $50,221,438. Payments representing fees and charges realized during the period September 1, 1996 through December 31, 1996 in the aggregate amount of $3,109,502, were made by the Company to the Parent. Interest expense of $42,260 has been included in the statement of operations.

         Surplus Notes: The Company has issued surplus notes to its Parent in exchange for cash. Surplus notes outstanding as of December 31, 1996 were as follows:

              Issue
                                                                  Interest
                                                Amount
              Date                                                 Rate

             December 29, 1993               $  20,000,000         6.84%
             February 18, 1994                  10,000,000         7.28%
             March 28, 1994                     10,000,000         7.90%
             September 30, 1994                 15,000,000         9.13%
             December 28, 1994                  14,000,000         9.78%
             December 19, 1995                  10,000,000         7.52%
             December 20, 1995                  15,000,000         7.49%
             December 22, 1995                   9,000,000         7.47%
             June 28, 1996                      40,000,000         8.41%
             December 30, 1996                  70,000,000         8.03%
                                          ----  ----------

             Total                            $213,000,000

Payment of interest and repayment of principal for these notes is subject to certain conditions and requires approval by the Insurance Commissioner of the State of Connecticut.

Interest expense on surplus notes was $10,087,347, $5,789,893 and $3,016,905 for the years ended December 31, 1996, 1995 and 1994, respectively. Interest approved and paid during 1996 was $6,438,867. Interest accrued at December 31, 1996 amounted to $3,648,480, of which $2,080,680 has been approved and paid in 1997. The remaining $1,567,800 was not approved for payment. The 1995 and 1994 amounts were approved at December 31, 1995 with stipulation that they be funded through a capital contribution from the parent.


     Reserves: We are obligated to carry on our statutory books, as liabilities, actuarial reserves to meet our obligations on outstanding annuity or life insurance contracts. This is required by the life insurance laws and regulations in the jurisdictions in which we do business. Such reserves are based on mortality and/or morbidity tables in general use in the United States. In general, reserves are computed amounts that, with additions from premiums to be received, and with interest on such reserves compounded at certain assumed rates, are expected to be sufficient to meet our policy obligations at their maturities if death occurs in accordance with the mortality tables employed. In the accompanying Financial Statements these reserves for policy obligations are determined in accordance with generally accepted accounting principles and are included in the liabilities of our separate accounts and the general account liabilities for future benefits of annuity or life insurance contracts we issue.

     Competition: We are engaged in a business that is highly competitive due to the large number of insurance companies and other entities competing in the marketing and sale of insurance products. There are approximately 2300 stock, mutual and other types of insurers in the life insurance business in the United States.


     Employees: As of December 31, 1996, we had 310 direct salaried employees. An affiliate, American Skandia Information Services and Technology Corporation, which provides services almost exclusively to us, had 54 direct salaried employees.


     Regulation: We are organized as a Connecticut stock life insurance company, and are subject to Connecticut law governing insurance companies. We are regulated and supervised by the Connecticut Commissioner of Insurance. By March 1 of every year, we must prepare and file an annual statement, in a form prescribed by the Connecticut Insurance Department, which covers our operations for the preceding calendar year, and must prepare and file our statement of financial condition as of December 31 of such year. The Commissioner and his or her agents have the right at all times to review or examine our books and assets. A full examination of our operations will be conducted periodically according to the rules and practices of the National Association of Insurance Commissioners ("NAIC"). We are subject to the insurance laws and various federal and state securities laws and regulations and to regulatory agencies, such as the Securities and Exchange Commission (the "SEC") and the Connecticut Banking Department, which administer those laws and regulations.

We can be assessed up to prescribed limits for policyholder losses incurred by insolvent insurers under the insurance guaranty fund laws of most states. We cannot predict or estimate the amount any such future assessments we may have to pay. However, the insurance guaranty laws of most states provide for deferring payment or exempting a company from paying such an assessment if it would threaten such insurer's financial strength.

Several states, including Connecticut, regulate insurers and their affiliates under insurance holding company laws and regulations. This applies to us and our affiliates. Under such laws, inter-company transactions, such as dividend payments to parent companies and transfers of assets, may be subject to prior notice and approval, depending on factors such as the size of the transaction in relation to the financial position of the companies.

Currently, the federal government does not directly regulate the business of insurance. However, federal legislative, regulatory and judicial decisions and initiatives often have significant effects on our business. Types of changes that are most likely to affect our business include changes to: (a) the taxation of life insurance companies; (b) the tax treatment of insurance products; (c) the securities laws, particularly as they relate to insurance and annuity products; (d) the "business of insurance" exemption from many of the provisions of the anti-trust laws; (e) the barriers preventing most banks from selling or underwriting insurance: and (f) any initiatives directed toward improving the solvency of insurance companies. We would also be affected by federal initiatives that have impact on the ownership of or investment in United States companies by foreign companies or investors.

Executive Officers and Directors:

Our executive officers, directors and certain significant employees, their ages, positions with us and principal occupations are indicated below. The immediately preceding work experience is provided for officers that have not been employed by us or an affiliate for at least five years as of the date of this Prospectus.


Name/                                                         Position with American Skandia
Age                                                           Life Assurance Corporation                        Principal Occupation

Gordon C. Boronow*                                            President                                                President and
44                                                            and Chief                                     Chief Operating Officer:
                                                              Operating Officer,                               American Skandia Life
                                                              Director (since July, 1991)                      Assurance Corporation

Nancy F. Brunetti                                             Senior Vice President,                Senior Vice President, Customer
35                                                            Customer Service and                  Service and Business Operations:
                                                              Business Operations                              American Skandia Life
                                                              Director (since February, 1996)                  Assurance Corporation

Ms.  Brunetti  joined us in 1992.  She  previously  held the  position of Senior
Business Analyst at Monarch Life Insurance Company.

Malcolm M. Campbell                                           Director (since April, 1991)                   Director of Operations,
41                                                                                                           Assurance and Financial
                                                                                                                  Services Division:
                                                                                                      Skandia Insurance Company Ltd.

Jan R. Carendi*                                               Chief Executive                           Executive Vice President and
52                                                            Officer and                      Member of Corporate Management Group:
                                                              Chairman of the                         Skandia Insurance Company Ltd.
                                                              Board of Directors
                                                              Director (since May, 1988)

Cindy C. Ciccarello                                           Vice President,                                        Vice President,
38                                                            Customer Service                                     Customer Service:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Ms.  Ciccarello joined us in 1997. She previously held the position of Assistant
Vice  President  at Phoenix  Duff & Phelps  from 1996 to 1997 and  positions  of
Director and Operations Manager at Phoenix Equity Planning Corporation from 1989 to 1996.

Lincoln R. Collins                                            Senior Vice President,                         Senior Vice President,
36                                                            Product Management                                 Product Management:
                                                              Director (since February, 1996)                  American Skandia Life
                                                                                                               Assurance Corporation

William F. Cordner, Jr.                                       Vice President,                                        Vice President,
50                                                            Customer Focus Teams                             Customer Focus Teams:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Mr. Cordner joined us in 1996. He previously held the position of Vice President at United Healthcare from 1993 to 1996 and Vice President at The Travelers
Insurance Company from 1990 to 1993.

Henrik Danckwardt                                             Director (since July, 1991)                        Director of Finance
43                                                                                                               and Administration,
                                                                                                             Assurance and Financial
                                                                                                                  Services Division:
                                                                                                      Skandia Insurance Company Ltd.

Wade A. Dokken                                                Director (since July, 1991)                                  Director:
37                                                            and Employee                                     American Skandia Life
                                                                                                              Assurance Corporation;
                                                                                                  President, Chief Operating Officer
                                                                                                        and Chief Marketing Officer:
                                                                                            American Skandia Marketing, Incorporated

Teresa Grove                                                  Vice President,                                        Vice President,
41                                                            Customer Service                                     Customer Service:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Ms. Grove joined us in 1996. She previously held positions of Operations Manager at Twentieth Century/Benham from January, 1992 to September, 1996 and Operations
Manager at Lateef Management Association from January, 1989 to June, 1991.


Brian L. Hirst                                                Vice President,                                        Vice President,
49                                                            Corporate Actuary                                   Corporate Actuary:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Mr. Hirst joined us in 1996. He previously held the positions of Vice President from 1993 to 1996 and Second Vice President from 1987 to 1992 at Allmerica
Financial.

N. David Kuperstock                                           Vice President,                                        Vice President,
45                                                            Product Development                               Product Development:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Thomas M. Mazzaferro                                          Executive Vice President and              Executive Vice President and
44                                                            Chief Financial Officer,                      Chief Financial Officer:
                                                              Director (since October, 1994)                   American Skandia Life
                                                                                                               Assurance Corporation

Gunnar J. Moberg                                              Director (since November, 1994)        Director - Marketing and Sales,
42                                                                                                          Assurances and Financial
                                                                                                                  Services Division:
                                                                                                      Skandia Insurance Company Ltd.

David R. Monroe                                               Vice President and                                  Vice President and
35                                                            Controller                                                 Controller:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Mr. Monroe joined us in 1996. He  previously  held  positions of Assistant  Vice
President and Director at Allmerica  Financial from August,  1994 to July,  1996 and Senior Manager at KPMG Peat Marwick from July, 1983 to July, 1994.

Polly Rae                                                     Vice President,                                        Vice President,
34                                                            Service Development                               Service Development:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Rodney D. Runestad                                            Vice President                                         Vice President:
47                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Anders O. Soderstrom                                          Director (since October, 1994)                           President and
37                                                                                                          Chief Operating Officer:
                                                                                                        American Skandia Information
                                                                                                 Services and Technology Corporation

Amanda C. Sutyak                                              Executive Vice President                      Executive Vice President
39                                                            and Deputy Chief                                      and Deputy Chief
                                                              Operating Officer,                                  Operating Officer:
                                                              Director (since July, 1991)                      American Skandia Life
                                                                                                               Assurance Corporation

C. Ake Svensson                                               Treasurer,                                   Vice President, Treasurer
46                                                            Director (since December, 1994)              and Corporate Controller:
                                                                                                         American Skandia Investment
                                                                                                                 Holding Corporation

Mr.  Svensson  joined us in 1994. He previously held the position of Senior Vice
President with Nordenbanken.

Bayard F. Tracy                                               Director (since October, 1994)                   Senior Vice President
49                                                                                                       and National Sales Manager:
                                                                                                                    American Skandia
                                                                                                             Marketing, Incorporated

Jeffrey M. Ulness                                             Vice President,                                        Vice President,
36                                                            Product Management                                 Product Management:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Mr. Ulness joined us in 1994. He previously held the positions of Counsel at North American Security Life Insurance Company from March, 1991 to July, 1994 and Associate at LeBoeuf, Lamb, Leiby, Green and MacRae from January, 1990 to
March 1991.


--------
* Trustees of American  Skandia  Trust,  one of the  underlying  mutual funds in which the Sub-accounts offered pursuant to this Prospectus invest.

FINANCIAL STATEMENTS: The consolidated financial statements which follow in Appendix A are those of American Skandia Life Assurance Corporation as of December 31, 1996 and 1995, and for the three years in the period ended December 31, 1996.

                                   APPENDIXES


 APPENDIX A FINANCIAL STATEMENTS FOR AMERICAN SKANDIA LIFE ASSURANCE CORPORATION


               APPENDIX B ILLUSTRATION OF MARKET VALUE ADJUSTMENT


                  APPENDIX C ILLUSTRATION OF INTEREST CREDITING

1


                                   APPENDIX A

      FINANCIAL STATEMENTS FOR AMERICAN SKANDIA LIFE ASSURANCE CORPORATION

INDEPENDENT AUDITORS' REPORT




To the Board of Directors and Shareholder of
     American Skandia Life Assurance Corporation
Shelton, Connecticut


We have audited the accompanying consolidated statements of financial condition of American Skandia Life Assurance Corporation and subsidiary (a wholly-owned subsidiary of Skandia Insurance Company Ltd.) as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholder's equity, and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of American Skandia Life Assurance Corporation and subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche, LLP
New York, New York


March 10, 1997

                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
          (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                            AS OF DECEMBER 31,
                                                                         1996                  1995

ASSETS

Investments:
   Fixed maturities - at amortized cost                         $     10,090,369      $     10,112,705
   Fixed maturities - at market value                                 87,369,724                     0
   Investment in mutual funds - at market value                        2,637,731             1,728,875
   Short-term investments - at amortized cost                         18,100,000            15,700,000

Total investments                                                    118,197,824            27,541,580

Cash and cash equivalents                                             14,199,412            13,146,384
Accrued investment income                                              1,958,546               194,074
Fixed assets                                                             229,780                82,434
Deferred acquisition costs                                           438,640,918           270,222,383
Reinsurance receivable                                                 2,167,818             1,988,042
Receivable from affiliates                                               691,532               860,991
Income tax receivable - current                                                0               563,850
Income tax receivable - deferred                                      17,217,582                     0
State insurance licenses                                               4,712,500             4,862,500
Other assets                                                           2,207,171             1,589,006
Separate account assets                                            7,734,439,793         4,699,961,646

                    Total Assets                                $  8,334,662,876      $  5,021,012,890

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:
Reserve for future contractowner benefits                       $     36,245,936      $     30,493,018
Annuity policy reserves                                               21,238,749            19,386,490
Income tax payable                                                     1,124,151                     0
Accounts payable and accrued expenses                                 65,198,965            32,816,517
Payable to affiliates                                                    685,724               314,699
Future fees payable to parent                                         47,111,936                     0
Payable to reinsurer                                                  79,000,262            64,995,470
Short-term borrowing-affiliate                                        10,000,000            10,000,000
Surplus notes                                                        213,000,000           103,000,000
Deferred contract charges                                                272,329               332,050
Separate account liabilities                                       7,734,439,793         4,699,961,646

                  Total Liabilities                                8,208,317,845         4,961,299,890

SHAREHOLDER'S EQUITY:
Common stock, $80 par, 25,000 shares
  authorized, issued and outstanding                                   2,000,000             2,000,000
Additional paid-in capital                                           122,250,117            81,874,666
Unrealized investment gains and losses, net                             (319,631)              111,359
Foreign currency translation, net                                       (263,706)             (328,252)
Retained earnings (deficit)                                            2,678,251           (23,944,773)

                   Total Shareholder's Equity                        126,345,031            59,713,000

                   Total Liabilities and Shareholder's Equity   $  8,334,662,876      $  5,021,012,890

                 See notes to consolidated financial statements.

                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
          (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                             FOR THE YEAR ENDED DECEMBER 31,
                                                                        1996                1995               1994
                                                                    ------------       ------------       ------------

REVENUES:
Annuity charges and fees                                           $  69,779,522      $  38,837,358      $  24,779,785
Fee income                                                            16,419,690          6,205,719          2,111,801
Net investment income                                                  1,585,819          1,600,674          1,300,217
Annuity premium income                                                   125,000                  0             70,000
Net realized capital gains/(losses)                                      134,463             36,774             (1,942)
Other                                                                     34,154             64,882             24,550
                                                                    ------------       ------------       ------------
     Total Revenues                                                   88,078,648         46,745,407         28,284,411
                                                                    ------------       ------------       ------------

BENEFITS AND EXPENSES:
Benefits:
  Annuity benefits                                                       613,594            555,421            369,652
  Increase/(decrease) in annuity policy reserves                         634,540         (6,778,756)         5,766,003
  Cost of minimum death benefit reinsurance                            2,866,835          2,056,606                  0
  Return credited to contractowners                                      672,635         10,612,858           (516,730)
                                                                    ------------       ------------       ------------
                                                                       4,787,604          6,446,129          5,618,925
                                                                    ------------       ------------       ------------
Expenses:
  Underwriting, acquisition and other insurance expenses              49,765,661         35,820,524         18,792,720
  Amortization of state insurance licenses                               150,000            150,000            150,000
  Interest expense                                                    10,790,716          6,499,414          3,615,845
                                                                    ------------       ------------       ------------

                                                                      60,706,377         42,469,938         22,558,565
                                                                    ------------       ------------       ------------

     Total Benefits and Expenses                                      65,493,981         48,916,067         28,177,490
                                                                    ------------       ------------       ------------

Income (loss) from operations before federal income taxes             22,584,667         (2,170,660)           106,921

     Income tax (benefit) expense                                     (4,038,357)           397,360            247,429
                                                                    ------------       ------------       ------------

Net income (loss)                                                  $  26,623,024       $ (2,568,020)      $   (140,508)
                                                                    ============        ===========        ===========


                 See notes to consolidated financial statements.

                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
          (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                 CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY




                                                                             FOR THE YEAR ENDED DECEMBER 31,
                                                                         1996               1995               1994

Common stock, balance at beginning and end of year                  $  2,000,000       $  2,000,000       $  2,000,000
                                                                     -----------        -----------        -----------

Additional paid-in capital:
  Balance at beginning of year                                        81,874,666         71,623,932         71,623,932
  Additional contributions                                            40,375,451         10,250,734                  0
                                                                     -----------        -----------        -----------

  Balance at end of year                                             122,250,117         81,874,666         71,623,932
                                                                     -----------        -----------        -----------

Unrealized investment gains and losses:
  Balance at beginning of year                                           111,359            (41,655)                 0
  Change in unrealized investment gains and losses, net                 (430,990)           153,014            (41,655)
                                                                     -----------        -----------        -----------

  Balance at end of year                                                (319,631)           111,359            (41,655)

Foreign currency translation:
  Balance at beginning of year                                          (328,252)                 0                  0
  Change in foreign currency translation, net                             64,546           (328,252)                 0
                                                                     -----------        -----------        -----------

  Balance at end of year                                                (263,706)          (328,252)                 0
                                                                     -----------        -----------        -----------

Retained earnings (deficit):
  Balance at beginning of year                                       (23,944,773)       (21,376,753)       (21,236,245)
  Net income (loss)                                                   26,623,024         (2,568,020)          (140,508)
                                                                     -----------        -----------        -----------

  Balance at end of year                                               2,678,251        (23,944,773)       (21,376,753)
                                                                     -----------        -----------        -----------


      TOTAL SHAREHOLDER'S EQUITY                                   $ 126,345,031      $  59,713,000      $  52,205,524
                                                                    ============       ============       ============


                 See notes to consolidated financial statements.


                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                           (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                                  CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                          FOR THE YEAR ENDED DECEMBER 31,
                                                                                1996                  1995                 1994
                                                                           ---------------       ---------------     ---------------
CASH FLOW FROM OPERATING ACTIVITIES:

  Net income (loss)                                                        $    26,623,024       $   (2,568,020)     $     (140,508)
  Adjustments to reconcile net income (loss) to net cash used in operating activities:
       Increase/decrease) in annuity policy reserves                             1,852,259           (4,667,765)          6,004,603
       Increase/(decrease) in policy contract claims
      Amortization of bond discount                                                 27,340               23,449              21,964
      Amortization of state insurance licenses                                     150,000              150,000             150,000
      Change in due to/from affiliates                                             540,484             (347,884)            256,779
      Change in income tax payable/receivable                                    1,688,001             (600,849)             36,999
      Increase in other assets                                                    (765,511)            (409,927)           (742,041)
      Increase in accrued investment income                                     (1,764,472)             (20,420)            (44,847)
      Increase in reinsurance receivable                                          (179,776)          (1,988,042)                  0
      Increase in accounts payables and accrued expenses                        32,382,448            1,063,137          13,396,502
      Increase in deferred acquisition costs                                  (168,418,535)         (96,212,774)        (83,986,073)
      Decrease in deferred contract charges                                        (59,721)            (117,654)            (71,117)
      Increase in foreign currency translation, net                                (77,450)            (328,252)                  0
      Deferred income taxes                                                    (16,903,477)                   0                   0
      Realized (gain)/loss on sale of investments                                 (134,463)             (36,774)              1,942
                                                                             -------------        --------------       -------------

  Net cash used in operating activities                                       (125,039,849)        (106,061,775)        (65,115,797)
                                                                             -------------        -------------        -------------

CASH FLOW FROM INVESTING ACTIVITIES:

  Purchase of fixed maturities                                                 (96,812,903)            (614,289)         (1,989,120)
  Proceeds from sales and maturities of available-for-sale fixed maturities      8,732,390                    0                   0
  Proceeds from maturities of held-to-maturity fixed maturities                    215,000              100,000           2,010,000
  Purchase of shares in mutual funds                                            (2,160,347)          (1,566,194)           (922,822)
  Proceeds from sale of shares in mutual funds                                   1,273,640              867,744              38,588
  Net sale (purchase) of short-term investments                                 (2,400,000)           8,300,000          (4,600,000)
  Investments in separate accounts                                          (2,789,361,685)      (1,609,415,439)     (1,365,775,177)
                                                                             -------------        -------------       -------------

  Net cash used in investing activities                                     (2,880,513,905)      (1,602,328,178)     (1,371,238,531)
                                                                             -------------        -------------       -------------

CASH FLOW FROM FINANCING ACTIVITIES:

   Capital contributions from parent                                            40,375,451           10,250,734                   0
   Surplus notes                                                               110,000,000           34,000,000          49,000,000
   Increase in future fees payable to parent                                    47,111,936                    0                   0
   Short-term borrowing
   Increase in payable to reinsurer                                             14,004,792           24,890,064          28,555,190
   Proceeds from annuity sales                                               2,795,114,603        1,628,486,076       1,372,873,747
                                                                             -------------        -------------       -------------

  Net cash provided by financing activities                                  3,006,606,782        1,697,626,874       1,450,428,937
                                                                             -------------        -------------       -------------

Net increase/(decrease) in cash and cash equivalents                             1,053,028          (10,763,079)         14,074,609

Cash and cash equivalents at beginning of year                                  13,146,384           23,909,463           9,834,854
                                                                             -------------        -------------       -------------

Cash and cash equivalents at end of year                                   $    14,199,412       $   13,146,384      $   23,909,463
                                                                             =============        =============       =============

SUPPLEMENTAL CASH FLOW DISCLOSURE:
Income taxes paid                                                          $    11,177,120       $      995,496      $      161,398
                                                                             =============        =============       =============

Interest paid                                                              $     7,094,767       $      540,319      $      557,639
                                                                             =============        =============       =============


                                                      See notes to consolidated financial statements.


                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                          (a wholly-owned subsidiary of
                         Skandia Insurance Company Ltd.)

                   Notes to Consolidated Financial Statements




1.       BUSINESS OPERATIONS

         American Skandia Life Assurance Corporation (the "Company") is a wholly-owned subsidiary of American Skandia Investment Holding Corporation (the "Parent"), which in turn is a wholly-owned subsidiary of Skandia Insurance Company Ltd., a Swedish corporation.

         The Company develops annuity products and issues its products through its affiliated broker/dealer company, American Skandia Marketing, Incorporated. The Company currently issues variable, fixed, market value adjusted and immediate annuities.

         The Company's consolidated financial statements include the accounts of Skandia Vida, S.A. de C.V. ("Skandia Vida"), a life insurance company domiciled in Mexico, which was formed in 1995 by the ultimate parent Skandia Insurance Company Ltd. The Company has a 99.9% ownership interest in Skandia Vida, which is a start up company with expectations of selling long term savings products within Mexico.


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


         A.       Basis of Reporting

                  The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles. Intercompany transactions and balances have been eliminated in consolidation.

         B.       Investments

                  The Company has classified its fixed maturity investments as either held-to-maturity or available-for-sale. Investments classified as held-to-maturity are investments that the Company has the ability and intent to hold to maturity. Such investments are carried at amortized cost. Those investments which are classified as available-for-sale are carried at market value and changes in unrealized gains and losses are reported as a component of shareholder's equity.

                  The Company has classified its mutual fund investments as available-for-sale. Such investments are carried at market value and changes in unrealized gains and losses are reported as a component of shareholder's equity.

                  Short-term investments are reported at cost which approximates market value.

                  Realized gains and losses on disposal of investments are determined by the specific identification method and are included in revenues.

                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                          (a wholly-owned subsidiary of
                         Skandia Insurance Company Ltd.)

             Notes to Consolidated Financial Statements (continued)



         C.       Cash Equivalents

                  The  Company   considers   all  highly  liquid  time  deposits
                  purchased with a maturity of three months or less to be cash equivalents.

         D.       State Insurance Licenses

                  Licenses to do business in all states have been capitalized and reflected at the purchase price of $6 million less accumulated amortization. The cost of the licenses is being amortized over 40 years.

         E.       Fixed Assets

                  Fixed Assets consisting of furniture, equipment and leasehold improvements are carried at cost and depreciated on a straight line basis over a period of three to five years. Accumulated depreciation amounted to $32,641 and $3,749 at December 31, 1996 and 1995, respectively. Depreciation expense for the years ended December 31, 1996 and 1995 was $28,892 and $3,749 respectively.

         F.       Recognition of Revenue and Contract Benefits

                  Annuity contracts without significant mortality risk, as defined by Financial Accounting Standard No. 97, are classified as investment contracts (variable, market value adjusted and certain immediate annuities) and those with mortality risk (immediate annuities) as insurance products. The policy of revenue and contract benefit recognition is described below.

                  Revenues for variable annuity contracts consist of charges against contractowner account values for mortality and expense risks and administration fees and an annual maintenance fee per contract. Benefit reserves for variable annuity contracts represent the account value of the contracts and are included in the separate account liabilities.

                  Revenues for market value adjusted annuity contracts consist of separate account investment income reduced by benefit payments and change in reserves in support of contractowner obligations, all of which is included in return credited to contractowners. Benefit reserves for these contracts represent the account value of the contracts, and are included in the general account liability for future contractowner benefits to the extent in excess of the separate account liabilities.

                  Revenues for immediate annuity contracts without life contingencies consist of net investment income. Revenues for immediate annuity contracts with life contingencies consist of single premium payments recognized as annuity considerations when received. Benefit reserves for these contracts are based on the Society of Actuaries 1983 Table-a with assumed interest rates that vary by issue year. Assumed interest rates ranged from 6.5% to 8.25% at both December 31, 1996 and 1995.

                  Annuity   sales  were   $2,795,114,000,   $1,628,486,000   and
                  $1,372,874,000 for the years ended December 31, 1996, 1995 and 1994, respectively. Annuity contract assets under management were $7,764,891,000, $4,704,044,000 and $2,661,161,000 at
                  December 31, 1996, 1995 and 1994, respectively.

                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                          (a wholly-owned subsidiary of
                         Skandia Insurance Company Ltd.)

             Notes to Consolidated Financial Statements (continued)




         G.       Deferred Acquisition Costs

                  The costs of acquiring new business, which vary with and are primarily related to the production of new business, are being deferred and amortized in relation to the present value of estimated gross profits. These costs include commissions, cost of contract issuance, and certain selling expenses that vary with production. Details of the deferred acquisition costs for the years ended December 31 follow:


                                                                 1996                   1995                 1994
                                                                 ----                   ----                 ----

                  Balance at beginning of year               $270,222,383          $174,009,609         $ 90,023,536

                  Acquisition costs deferred
                  during the year                             190,995,588           106,063,698           85,801,180

                  Acquisition costs amortized
                  during the year                              22,577,053             9,850,924            1,815,107
                                                             ------------          ------------         ------------

                  Balance at end of year                     $438,640,918          $270,222,383         $174,009,609
                                                             ============          ============         ============


         H.       Deferred Contract Charges

                  Certain contracts are assessed a front-end fee at the time of issue. These fees are deferred and recognized in income in relation to the present value of estimated gross profits of the related contracts. Details of the deferred contract charges for the years ended December 31 follow:

                                                                 1996                   1995                  1994
                                                                 ----                   ----                 ----

                  Balance at beginning of year                 $332,050               $449,704             $520,821

                  Contract charges deferred
                  during the year                                42,740                 21,513               87,114

                  Contract charges amortized
                  during the year                               102,461                139,167              158,231
                                                               --------               --------             --------

                  Balance at end of year                       $272,329               $332,050             $449,704
                                                               ========               ========             ========


                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                          (a wholly-owned subsidiary of
                         Skandia Insurance Company Ltd.)

             Notes to Consolidated Financial Statements (continued)


         I.       Separate Accounts

                  Assets and liabilities in Separate Account are shown as separate captions in the consolidated statement of financial condition. Separate Account assets consist of long-term bonds, investments in mutual funds and short-term securities, all of which are carried at market value.

                  Included in Separate Account liabilities is $644,233,883 and $586,233,752 at December 31, 1996 and 1995, respectively, relating to annuity contracts for which the contractholder is guaranteed a fixed rate of return. Separate Account assets of $644,233,883 and $588,835,051 at December 31, 1996 and 1995,
                  respectively, consisting of long term bonds, short term securities, transfers due from general account and cash are in support of these annuity contracts, as pursuant to state regulation.

         J.       Income taxes

                  The Company is included in the consolidated federal income tax return with all Skandia Insurance Company Ltd. subsidiaries in the U.S. The federal and state income tax provision is computed on a separate return basis as adjusted for consolidated items such as net operating losses which are utilized in the consolidated federal income tax return in accordance with the provisions of the Internal Revenue Code, as amended. Prior to 1995, the Company filed a separate income tax return.

         K.       Translation of Foreign Currency

                  The financial position and results of operations of the Company's foreign operations are measured using local currency as the functional currency. Assets and liabilities of the operations are translated at the exchange rate in effect at each year-end. Statements of operations and shareholder's equity accounts are translated at the average rate prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in shareholder's equity.

         L.       Estimates

                  The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant estimates and assumptions are related to deferred acquisition costs and involve policy lapses, investment return and maintenance expenses. Actual results could differ from those estimates.

         M.       Reinsurance

                  The Company cedes reinsurance under modified co-insurance arrangements. The reinsurance arrangements provides additional capacity for growth in supporting the cash flow strain from the Company's variable annuity business. The reinsurance is effected under quota share contracts.

                  The Company reinsures certain mortality risks. These risks result from the guaranteed minimum death benefit feature in the variable annuity products.

                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                          (a wholly-owned subsidiary of
                         Skandia Insurance Company Ltd.)

             Notes to Consolidated Financial Statements (continued)




3.       INVESTMENTS

         The amortized cost, gross unrealized gains (losses) and estimated market value of available-for-sale and held-to-maturity fixed maturities and equity securities by category as of December 31, 1996 and 1995 are shown below. All securities held at December 31, 1996 are publicly traded.

         Investments in fixed maturities as of December 31, 1996 consist of the following:

                                                            Held-to-Maturity

                                                                Gross               Gross
                                       Amortized             Unrealized          Unrealized            Market
                                         Cost                   Gains              Losses               Value

         U.S. Government
         Obligations                  $ 4,299,803             $88,268             $22,937           $ 4,365,134

         Obligations of
         State and Political
         Subdivisions                     250,119                 229                   0               250,348

         Corporate
         Securities                     5,540,447                   0              62,660             5,477,787
                                      -----------             -------             -------           -----------

         Totals                       $10,090,369             $88,497             $85,597           $10,093,269
                                      ===========             =======             =======           ===========


                                                    Available-for-Sale

                                           Gross               Gross
                                         Amortized           Unrealized          Unrealized           Market
                                           Cost                 Gains              Losses              Value
         U.S. Government
         Obligations                    $14,508,780                  0           $ 79,745           $14,429,035

         Obligations of
         State and Political
         Subdivisions                       202,516                 26                  0               202,542

         Other Government
         Obligations                      5,047,790                  0              7,440             5,040,350

         Corporate
         Securities                      68,101,413             83,312            486,928            67,697,797
                                        -----------            -------           --------           -----------

         Totals                         $87,860,499            $83,338           $574,113           $87,369,724
                                        ===========            =======           ========           ===========

                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                          (a wholly-owned subsidiary of
                         Skandia Insurance Company Ltd.)

             Notes to Consolidated Financial Statements (continued)



         The amortized cost and market value of fixed maturities, by contractual maturity, at December 31, 1996 are shown below.

                                                        Held-to-Maturity                  Available-for-Sale

                                                    Amortized          Market          Amortized          Market
                                                      Cost              Value            Cost              Value

         Due in one year or less                   $   697,626       $   699,861      $ 5,047,790       $ 5,040,350

         Due after one through five years            9,138,036         9,143,290       29,864,609        29,756,002

         Due after five through ten years              254,707           250,118       52,948,100        52,573,372
                                                   -----------       -----------      -----------       -----------

                          Total                    $10,090,369       $10,093,269      $87,860,499       $87,369,724
                                                   ===========       ===========      ===========       ===========


         Investments in fixed maturities as of December 31, 1995 consist of the following:

                                              Held-to-Maturity

                                                               Gross               Gross
                                       Amortized            Unrealized          Unrealized               Market
                                         Cost                  Gains              Losses                  Value

         U.S. Government
         Obligations                   $ 4,304,731             $183,201           $1,778              $  4,486,154

         Obligations of
         State and Political
         Subdivisions                      256,095                    0            3,165                   252,930

         Corporate
         Securities                      5,551,879               13,252              346                 5,564,785
                                       -----------             --------           ------               -----------

         Totals                        $10,112,705             $196,453           $5,289               $10,303,869
                                       ===========             ========           ======               ===========


         Proceeds from sales and maturities of fixed maturity investments during
         1996,  1995  and  1994,  were  $8,947,390,   $100,000  and  $2,010,000,
         respectively.

         There were no gross gains and losses realized during the years ended December 31, 1996, 1995 and 1994.

                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                          (a wholly-owned subsidiary of
                         Skandia Insurance Company Ltd.)

             Notes to Consolidated Financial Statements (continued)



         The  cost,   gross  unrealized  gains  (losses)  and  market  value  of investments in mutual funds at December 31, 1996 and 1995 are shown below:


                                                            Gross                Gross
                                                         Unrealized           Unrealized           Market
                                       Cost                 Gains               Losses              Value

         1996                        $2,638,695            $ 59,278             $60,242           $2,637,731
                                     ==========            ========             =======           ==========

         1995                        $1,617,516            $111,686             $   327           $1,728,875
                                     ==========            ========             =======           ==========


         Proceeds from sales of investments in mutual funds during 1996, 1995 and 1994 were $1,273,640, $867,744 and $38,588, respectively.


         Mutual fund gross realized gains and losses were as follows:


                                        Gross               Gross
                                        Gains              Losses

         1996                          $139,814            $ 5,351
                                       ========            =======

         1995                          $ 65,236            $28,462
                                       ========            =======

         1994                          $    510            $ 2,452
                                       ========            =======


4.       NET INVESTMENT INCOME

         Additional information with respect to net investment income for the years ended December 31, 1996, 1995 and 1994 is as follows:

                                                           1996                  1995                 1994
                                                           ----                  ----                 ----

         Fixed maturities                              $  836,591            $  629,743           $  616,987
         Mutual funds                                     143,737                59,895               12,049
         Short-term investments                            92,987               256,351              142,421
         Cash and cash equivalents                        591,666               730,581              633,298
         Interest on policy loans                           5,274                 4,025                1,275
                                                       ----------            ----------           ----------

         Total investment income                        1,670,255             1,680,595            1,406,030

         Investment expenses                               84,436                79,921              105,813
                                                       ----------            ----------           ----------

         Net investment income                         $1,585,819            $1,600,674           $1,300,217
                                                       ==========            ==========           ==========

                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                          (a wholly-owned subsidiary of
                         Skandia Insurance Company Ltd.)

             Notes to Consolidated Financial Statements (continued)

5.       INCOME TAXES

         The significant components of income tax expense are as follows:

                                                                   1996                1995                1994
                                                                   ----                ----                ----

         Current tax expense                                   $12,865,120            $397,360            $247,429

         Deferred tax (benefit) expense                        (16,903,477)                  0                   0
                                                              -------------           --------            --------

         Total income tax (benefit) expense                   ($ 4,038,357)           $397,360            $247,429
                                                              =============           ========            ========


         Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss and tax credit carryforwards. The tax effects of significant items comprising the Company's deferred tax balance as of December 31, 1996 and 1995, are as follows:

                                                                        1996                       1995
                                                                        ----                       ----
         Deferred Tax (Liabilities):
             Deferred acquisition costs                            ($103,072,477)               ($57,399,960)
             Payable to reinsurer                                    (23,025,326)                (19,802,861)
             Policy Fees                                                (491,640)                   (308,304)
             Unrealized investment gains                                       0                     (38,976)
                                                                    ------------                 -----------

             Total                                                  (126,589,443)                (77,550,101)
                                                                    ------------                 -----------

         Deferred Tax Assets:
             Net separate account liabilities                        121,092,798                  72,024,094
             Reserve for future contractowner benefits                12,686,078                  10,672,556
             Other reserve differences                                 4,527,886                   1,492,044
             Deferred compensation                                     4,392,526                   2,169,060
             Surplus notes blocked interest                              548,730                           0
             Unrealized investment losses                                172,109                           0
             Foreign exchange translation                                141,996                     114,888
             Deferred contract charge                                     95,315                     116,218
             AMT credit carryforward                                           0                     286,094
             Other                                                       149,587                           0
                                                                    ------------                 -----------

             Total                                                   143,807,025                  86,874,954
                                                                    ------------                 -----------


             Net before valuation allowance                           17,217,582                   9,324,853

             Valuation allowance                                               0                  (9,324,853)
                                                                    ------------                 -----------

             Net deferred tax balance                               $ 17,217,582                 $         0
                                                                    ============                 ===========

                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                          (a wholly-owned subsidiary of
                         Skandia Insurance Company Ltd.)

             Notes to Consolidated Financial Statements (continued)



         Management believes that based on the taxable income produced in the current year and the continued growth in annuity products, the Company will produce sufficient taxable income in the furture to realize its deferred tax assets. As such, the Company released the deferred tax valuation allowance of $9,324,853 established as of December 31, 1995.

         The income tax expense was different from the amount computed by applying the federal statutory tax rate of 35% to pre-tax income from continuing operations as follows:

                                                                  1996                1995                 1994
                                                                  ----                ----                 ----

         Income (loss) before taxes                           $22,584,667         ($2,170,660)           $106,921
             Income tax rate                                           35%                 35%                 35%
                                                              -----------          -----------           ---------

         Tax expense at federal
             statutory income tax rate                          7,904,633            (759,731)              37,422

         Tax effect of:

             Change in valuation allowance                     (9,324,853)          1,680,339              365,288

             Dividend received deduction                       (2,266,051)           (477,139)                   0

             Other                                               (352,086)            (46,109)            (155,281)
                                                              -----------          ----------             --------

         Income tax (benefit) expense                        ($ 4,038,357)         $  397,360             $247,429
                                                              ============         ==========             ========


6.       RELATED PARTY TRANSACTIONS

         Certain operating costs (including personnel, rental of office space, furniture, and equipment) have been charged to the Company at cost by American Skandia Information Services and Technology Corporation, an affiliated company; and likewise, the Company has charged operating costs to American Skandia Investment Services, Incorporated, an affiliated company. Operating costs for these items was $11,581,114, $12,687,337 and $8,524,840 for the years ended December 31, 1996, 1995 and 1994, respectively. Income received for these items was $1,148,364, $396,573 and $248,799 for the years ended December 31, 1996, 1995 and 1994, respectively. Amounts receivable from affiliates under this arrangement were $548,792 and $857,156 as of December 31, 1996 and 1995, respectively. Amounts payable to affiliates under this arrangement were $619,089 and $304,525 as of December 31, 1996 and 1995, respectively.

                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                          (a wholly-owned subsidiary of
                         Skandia Insurance Company Ltd.)

             Notes to Consolidated Financial Statements (continued)



7.       FUTURE FEES PAYABLE TO PARENT

         On December 17, 1996 the Company sold to its Parent, effective September 1, 1996, certain rights to receive future fees and charges expected to be realized on the variable portion of a designated block of deferred annuity contracts issued during the period January 1, 1994 through June 30, 1996. In connection with this transaction, the Parent issued collateralized notes in a private placement which are secured by the rights to receive future fees and charges purchased from the Company.

         Under the terms of the Purchase Agreement, the rights sold provide for the Parent to receive 80% of future mortality and expense charges and contingent deferred sales charges, after reinsurance, expected to be realized over the remaining surrender charge period of the designated contracts (generally, 6.5 years). The Company did not sell the right to receive future fees and charges after the expiration of the surrender charge period.

         The proceeds from the sale have been recorded as a liability and are being amortized over the remaining surrender charge period of the designated contracts using the interest method. The present value at September 1, 1996 (discounted at 7.5%), of future fees and charges expected to be realized on the designated contracts was $50,221,438. Payments representing fees and charges realized during the period September 1, 1996 through December 31, 1996 in the aggregate amount of $3,109,502, were made by the Company to the Parent. Interest expense of $42,260 has been included in the statement of operations.

         Expected payments of future fees payable to Parent are as follows:

                        Year Ending
                        December 31,                         Amount

                           1997                            $ 9,308,527
                           1998                              9,782,558
                           1999                             10,002,274
                           2000                             10,061,058
                           2001                              6,412,114
                           2002                              1,392,003
                           2003                                153,402
                                                           -----------

                          Total                            $47,111,936


         The Commissioner of the State of Connecticut has approved the sale of future fees and charges; however, in the event that the Company becomes subject to an order of liquidation or rehabilitation, the Commissioner has the ability to stop the payments due to the Parent under the Purchase Agreement, subject to certain terms and conditions.

                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                          (a wholly-owned subsidiary of
                         Skandia Insurance Company Ltd.)

             Notes to Consolidated Financial Statements (continued)



8.       LEASES

         The Company leases office space under a lease agreement established in 1989 with American Skandia Information Services and Technology Corporation. The lease expense for 1996, 1995 and 1994 was $1,583,391, $1,218,806 and $961,080, respectively. Future minimum lease payments per year and in aggregate as of December 31, 1996 are as follows:

                      1997                                      1,413,180
                      1998                                      1,571,400
                      1999                                      1,571,400
                      2000                                      1,740,750
                      2001 and thereafter                       6,527,813
                                                              -----------

                      Total                                   $12,824,543


9.       RESTRICTED ASSETS

         In order to comply with certain state insurance departments' requirements, the Company maintains cash, bonds and notes on deposit with various states. The carrying value of these deposits amounted to $3,766,564 and $3,267,357 as of December 31, 1996, and 1995,
         respectively. These deposits are required to be maintained for the protection of contractowners within the individual states.


10.      RETAINED EARNINGS AND DIVIDEND RESTRICTIONS

         Statutory basis shareholder's equity was $275,835,076, $132,493,899 and $95,001,971 at December 31, 1996, 1995 and 1994, respectively.

         The statutory basis net loss was $5,405,179,  $7,183,003 and $9,789,297 for the years ended December 31, 1996, 1995 and 1994, respectively.

         Under state insurance laws, the maximum amount of dividends that can be paid shareholders without prior approval of the state insurance departments is subject to restrictions relating to statutory surplus and net gain from operations. At December 31, 1996, no amounts may be distributed without prior approval.


11.      EMPLOYEE BENEFITS

         In 1989, the Company established a 401(k) plan for which substantially all employees are eligible. Company contributions to this plan on behalf of the participants were $850,111, $627,161 and $431,559 for the years ended December 31, 1996, 1995 and 1994, respectively.

                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                          (a wholly-owned subsidiary of
                         Skandia Insurance Company Ltd.)

             Notes to Consolidated Financial Statements (continued)




         The Company and it's affiliate cooperatively have a long-term incentive plan where units are awarded to executive officers and other personnel. The program consists of multiple plans. A new plan is instituted each year. Generally, participants must remain employed by the Company or its affiliates at the time such units are payable in order to receive any payments under the plan. The accrued liability representing the value of these units is $9,212,369 and $4,600,831 as of December 31, 1996 and 1995, respectively. Payments under this plan were $601,603 for the year ended December 31, 1996.

         In 1994, the Company established a deferred compensation plan which is available to the internal field marketing staff and certain officers. Company contributions to this plan on behalf of the participants were $244,601 in 1996 and $139,209 in 1995.


12.      REINSURANCE

         The effect of the reinsurance agreements on the Company's operations was to reduce annuity charges and fee income, death benefit expense and policy reserves. The effect of reinsurance for the years ended December 31, 1996, 1995 and 1994 are as follows:


                                                        1996
                           ------------------------------------------------------------------
                                Annuity            Change in Annuity         Return Credited
                           Charges and Fees         Policy Reserves         to Contractowners

         Gross                $87,369,693              $814,306                  $779,070
         Ceded                 17,590,171               179,766                   106,435
                              -----------              --------                  --------
         Net                  $69,779,522              $634,540                  $672,635
                              ===========              ========                  ========


                                                          1995                                                   1994
                           ------------------------------------------------------------------              ----------------
                                Annuity            Change in Annuity         Return Credited                    Annuity
                           Charges and Fees         Policy Reserves         to Contractowners              Charges and Fees

         Gross                $50,334,280            ($4,790,714)              $10,945,831                    $30,116,166
         Ceded                 11,496,922              1,988,042                   332,973                      5,336,381
                              -----------             ----------               -----------                    -----------
         Net                  $38,837,358            ($6,778,756)              $10,612,858                    $24,779,785
                              ===========             ===========              ===========                    ===========


         Such ceded reinsurance does not relieve the Company from its obligations to policyholders. The Company remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet the obligations assumed under the reinsurance agreements.

                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                          (a wholly-owned subsidiary of
                         Skandia Insurance Company Ltd.)

             Notes to Consolidated Financial Statements (continued)


13.      SURPLUS NOTES

         The Company has issued surplus notes to its Parent in exchange for cash. Surplus notes outstanding as of December 31, 1996 were as follows:

                   Issue                                         Interest
                   Date                           Amount           Rate

             December 29, 1993               $  20,000,000         6.84%
             February 18, 1994                  10,000,000         7.28%
             March 28, 1994                     10,000,000         7.90%
             September 30, 1994                 15,000,000         9.13%
             December 28, 1994                  14,000,000         9.78%
             December 19, 1995                  10,000,000         7.52%
             December 20, 1995                  15,000,000         7.49%
             December 22, 1995                   9,000,000         7.47%
             June 28, 1996                      40,000,000         8.41%
             December 30, 1996                  70,000,000         8.03%
                                              ------------

             Total                            $213,000,000


         Payment of interest and repayment of principal for these notes is subject to certain conditions and requires approval by the Insurance Commissioner of the State of Connecticut.

         Interest expense on surplus notes was $10,087,347, $5,789,893 and $3,016,905 for the years ended December 31, 1996, 1995 and 1994, respectively. Interest approved and paid during 1996 was $6,438,867. Interest accrued at December 31, 1996 amounted to $3,648,480, of which $2,080,680 has been approved and paid in 1997. The remaining $1,567,800 was not approved for payment. The 1995 and 1994 amounts were approved at December 31, 1995 with stipulation that they be funded through a capital contribution from the parent.


14.      SHORT-TERM BORROWING

         During 1993, the Company received a $10 million loan from Skandia AB, a Swedish affiliate. Upon renewal during 1995 the loan became payable to the Parent rather than Skandia AB. The loan matures on March 10, 1997 and bears interest at 6.46%. The total interest expense to the Company was $642,886, $709,521 and $569,618 and for the years ended December 31, 1996, 1995 and 1994, respectively, of which $206,361 and $219,375 was payable as of December 31, 1996 and 1995, respectively.


15.      CONTRACT WITHDRAWAL PROVISIONS

         Approximately 98% of the Company's separate account liabilities are subject to discretionary withdrawal with market value adjustment by contractholders. Separate account assets which are carried at market value are adequate to pay such withdrawals which are generally subject to surrender charges ranging from 8.5% to 1% for contracts held less than 8 years.

                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                          (a wholly-owned subsidiary of
                         Skandia Insurance Company Ltd.)

             Notes to Consolidated Financial Statements (continued)



16.      QUARTERLY FINANCIAL DATA (UNAUDITED)

         The  following  table  summarizes   information  with  respect  to  the
         operations of the Company on a quarterly basis:

                                                                            Three Months Ended
                1996                                  March 31            June 30          September 30       December 31
                ----                                 -----------        -----------        ------------       -----------

         Premiums and other insurance
            revenues                                 $16,605,765        $20,452,733         $22,366,166       $26,933,702
         Net investment income                           455,022            282,926             270,092           577,779
         Net realized capital gains                       92,072             13,106               5,606            23,679
                                                     -----------        -----------         -----------       -----------
         Total revenues                              $17,152,859        $20,748,765         $22,641,864       $27,535,160
                                                     ===========        ===========         ===========       ===========

         Benefits and expenses                       $12,725,411        $ 9,429,735         $17,007,137       $25,191,857
                                                     ===========        ===========         ===========       ===========

         Net income                                  $ 2,658,941        $ 7,695,490         $ 2,538,513       $14,470,976
                                                     ===========        ===========        ============       ===========


                                                                              Three Months Ended
                1995                                  March 31            June 30          September 30       December 31
                ----                                -----------         -----------        ------------       -----------

         Premiums and other insurance
            revenues                                $ 8,891,903         $10,066,478         $11,960,530       $14,189,048
         Net investment income                          551,690             434,273             293,335           321,376
         Net realized capital gains (losses)            (16,082)               (370)             44,644             8,582
                                                    -----------         -----------         -----------       -----------
         Total revenues                             $ 9,427,511         $10,500,381         $12,298,509       $14,519,006
                                                    ===========         ===========         ===========       ===========

         Benefits and expenses                      $11,438,798         $ 9,968,595         $11,600,587       $15,908,087
                                                    ===========         ===========         ===========       ===========

         Net income (loss)                         ($ 2,026,688)        $   531,486         $   678,312      ($ 1,751,130)
                                                    ===========         ===========         ===========       ===========


                                                                              Three Months Ended
                1994                                  March 31            June 30          September 30       December 31
                ----                                -----------         -----------        ------------       -----------

         Premiums and other insurance
            revenues                                $ 5,594,065         $ 6,348,777         $ 7,411,686       $ 7,631,608
         Net investment income                          252,914             336,149             264,605           446,549
         Net realized capital gains (losses)                  0             (30,829)             25,914             2,973
                                                    -----------         -----------         -----------       -----------
         Total revenues                             $ 5,846,979         $ 6,654,097         $ 7,702,205       $ 8,081,130
                                                    ===========         ===========         ===========       ===========

         Benefits and expenses                      $ 5,701,460         $ 7,883,829         $ 8,157,535       $ 6,434,666
                                                    ===========         ===========         ===========       ===========

         Net income (loss)                          $   104,636        ($ 1,257,768)       ($   503,793)      $ 1,516,417
                                                    ===========         ===========         ===========       ===========

         As described in Note 5, the valuation allowance relating to deferred income taxes was released during the three months ended December 31, 1996.


              APPENDIX B - ILLUSTRATION OF MARKET VALUE ADJUSTMENT

         The formula used to determine the market value adjustment ("MVA") is applied as of the date we receive a request In Writing for a full or partial surrender. When choosing an alternate Guarantee Period, the formula is applied as of the first business day after the date we receive all the information we need to process your request. Values and time durations used in the formula are as of such date. Current Rates and available Guarantee Periods are those for your type of Contract. The formula is:

                  [ (1+I) / (1+J+ the adjustment amount) ] N/12

                                     where:

     I is the Guarantee Rate applicable to the Guarantee Period for your Contract;

     J is the Current Rate for the Guarantee Period equal to the number of years (rounded to the next higher number when occurring on other than an anniversary of the beginning of the current Guarantee Period) remaining in your current Guarantee Period ("Remaining Period");

     N is the number of months (rounded to the next higher number when occurring on other than a monthly anniversary of the beginning of the current Guarantee Period) remaining in your Guarantee Period.

     Nonetheless, a full or partial surrender at the end of a Guarantee Period is not affected by the MVA.

     If we are no longer offering a Guarantee Period equal to the Remaining Period but are offering Guarantee Periods that are both shorter and longer than the Remaining Period, we will interpolate a rate for J between our Current Rates for the next shortest and next longest Guarantee Periods then being offered. If we are no longer offering a Guarantee Period equal to the Remaining Period and also are no longer offering Guarantee Periods that are both longer and shorter than the Remaining Period, we will determine rates for both I and J based on the Moody's Corporate Bond Yield Average - Monthly Average Corporates (the "Average"), as published by Moody's Investor Services, Inc., its successor, or an equivalent service should such Average no longer be published by Moody's. For determining I, we will use the Average for the applicable Guarantee Period published on or immediately prior to the start of your current Guarantee Period. For determining J, we will use the Average for the Remaining Period published on or immediately prior to the date the MVA is calculated.

     In the special case where I = J, the MVA is set equal to 1.

     The following examples show the effect of the MVA on a surrender. The examples assume surrender charges do not apply and:

Interim Value at Beginning of Guarantee Period:     $50,000

Guarantee Period:                                   5 years

Guarantee Rate:                                     5% effective annual rate

Date of Calculation:                                End of the third year since
                                                    the beginning of the
                                                    Guarantee Period
                                                    (two exact years remaining
                                                    to the end of the Guarantee
                                                    Period)

Adjustment Amount:                                  0.25% of interest





                          Example of Upward Adjustment

     Assume J = 3.5% (Current Rate for Contracts electing a two year Guarantee Period)

At this point I = 5% (0.05) and N = 24 (number of months remaining in the Guarantee Period)

Interim Value prior to application of MVA:  $57,881.25

MVA = [(1+I)/(1+J+0.0025)] N/12 = [1.05/1.0375] 2 = 1.024242

Net Surrender Value = Interim Value X MVA = $59,284.38.


                         Example of Downward Adjustment

Assume J = 6% (Current Rate for Contracts electing a two year Guarantee Period)

At this point I = 5% (0.05) and N = 24 (number of months remaining in the Guarantee Period)

Interim Value prior to application of MVA:  $57,881.25.

MVA = [(1+I)/(1+J+0.0025)] N/12 = [1.05/1.0625] 2 = .97661

Net Surrender Value = Interim Value X MVA = $56,527.35.

================================================================================

                 APPENDIX C - ILLUSTRATION OF INTEREST CREDITING

THIS EXAMPLE ASSUMES NO PARTIAL SURRENDERS DURING THE GUARANTEE PERIOD. WHETHER A SURRENDER CHARGE APPLIES TO ANY INTERIM PARTIAL SURRENDERS OR TO A FULL OR PARTIAL SURRENDER AT THE END OF THE GUARANTEE PERIOD DEPENDS ON THE STRUCTURE OF SURRENDER CHARGES AS SHOWN IN YOUR CONTRACT, AND WHETHER THAT GUARANTEE PERIOD EXTENDS BEYOND THE DATE SURRENDER CHARGES APPLY. THE MARKET VALUE ADJUSTMENT WOULD APPLY TO ANY INTERIM PARTIAL SURRENDER EXCEPT, WHERE REQUIRED BY LAW, AN INTERIM PARTIAL SURRENDER OCCURRING NOT MORE THAN 30 DAYS BEFORE THE END OF A GUARANTEE PERIOD.

THE HYPOTHETICAL INTEREST RATE USED IS ILLUSTRATIVE ONLY AND IS NOT INTENDED TO PREDICT FUTURE INTEREST RATES TO BE DECLARED FOR ANY CONTRACT. ACTUAL INTEREST RATES DECLARED FOR ANY GIVEN CONTRACT AT ANY GIVEN TIME MAY BE MORE OR LESS THAN THOSE SHOWN.

In this example the Guarantee Period begins on the Contract Date. Should an alternate Guarantee Period be chosen, Guarantee Periods may begin and end on other than anniversaries of the Contract Date.

Interim Value  at beginning of Guarantee Period:        $50,000

Guarantee Period:                                       5 Years

Guaranteed Rate:                                        5% Effective Annual Rate


                                                 Interest Credited                               Cumulative
                                                      During                                      Interest
              Year                                 Contract Year                                  Credited
              ----                                 -------------                                  --------
                1                                   $2,500.00                                     $2,500.00
                2                                    2,625.00                                      5,125.00
                3                                    2,756.25                                      7,881.25
                4                                    2,894.06                                     10,775.31
                5                                    3,038.77                                     13,814.08


                             ADDITIONAL INFORMATION

   Inquiries will be answered by calling your representative or by writing to:

                   American Skandia Life Assurance Corporation

                                       at

                                  P.O. Box 883
                           Shelton, Connecticut 06484

                                       or

                           customerservice@Skandia.com

Issued by:                                                          Serviced by:

AMERICAN SKANDIA LIFE                                      AMERICAN SKANDIA LIFE
ASSURANCE CORP.                                                  ASSURANCE CORP.
One Corporate Drive                                                 P.O. Box 883
Shelton, Connecticut 06484                            Shelton, Connecticut 06484
Telephone: 1-800-752-6342                             Telephone:  1-800-752-6342
http://www.AmericanSkandia.com                    http://www.AmericanSkandia.com



                                 Distributed by:
                    AMERICAN SKANDIA MARKETING, INCORPORATED
                               One Corporate Drive
                           Shelton, Connecticut 06484
                            Telephone: (203) 926-1888
                         http://www.AmericanSkandia.com





















                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.          Other Expenses of Issuance and Distribution


                  Not Applicable


Item 15.          Indemnification of Directors and Officers


                  Under Section 33-320a of the Connecticut General Statutes, the Registrant must indemnify a director or officer against judgments, fines, penalties, amounts paid in settlement and reasonable expenses including attorneys' fees, for actions brought or threatened to be brought against him in his capacity as a director or officer when certain disinterested parties determine that he acted in good faith and in a manner he reasonably believed to be in the best interests of the Registrant. In any criminal action or proceeding, it also must be determined that the director or officer had no reason to believe his conduct was unlawful. The director or officer must also be indemnified when he is successful on the merits in the defense of a proceeding or in circumstances where a court determines that he is fairly and reasonably entitled to be indemnified, and the court approves the amount. In shareholder derivative suits, the director or officer must be finally adjudged not to have breached his duty to the Registrant, or a court must determine that he is fairly and reasonably entitled to be indemnified and must approve the amount. In a claim based upon the director's or officer's purchase or sale of the Registrant's securities, the director or officer may obtain indemnification only if a court determines that, in view of all the circumstances, he is fairly and reasonably entitled to be indemnified and then for such amount as the court shall determine. The By-Laws of Skandia Life also provide directors and officers with rights of indemnification, consistent with Connecticut law.

                  The  foregoing  statements  are subject to the  provisions  of
                  Section 33-320a.


                  Directors and officers of Skandia Life and American Skandia Marketing, Incorporated ("ASM, Inc.") can also be indemnified pursuant to Indemnity Agreements between each director and officer and American Skandia Investment Holding Corporation, a corporation organized under the laws of the state of Delaware. The provisions of the Indemnity Agreements are governed by
                  Section 45 of the General Corporation Law of the State of Delaware.


                  The directors and officers of Skandia Life and ASM, Inc. are covered under a directors and officers liability insurance policy issued to Skandia Insurance Company Ltd., their ultimate parent. Such policy will reimburse Skandia Life or ASM, Inc., as applicable, for any payments that it shall make to directors, officers and controlling persons of Registrant pursuant to law and, subject certain exclusions in the policy, will pay any other costs, charges, expenses, settlements or judgements arising from any proceeding involving any director or officer of Skandia Life or ASM, Inc., as applicable in his or her past present capacity as such.


                  The  Company   has  not  offered  or  sold  any   unregistered
                  securities.

Item 16.          Exhibits


         Exhibits                                                                                          Page


1        Underwriting agreement  (Incorporated by reference to Post-Effective  Amendment No. 1 to
         Registration Statement No. 33-26122, filed March 1, 1990)

2        Plan of acquisition, reorganization, arrangement, liquidation or succession                 Not applicable

3        Articles of  incorporation  and by-laws  (Incorporated  by  reference  to  Pre-Effective
         Amendment No. 2 to Registration Statement No. 33-19363, filed July 27, 1988)

4        Instruments   defining   the   rights  of   security   holders,   including   indentures
         (Incorporated  by  reference  to initial  Registration  Statement  No.  33-89676,  filed
         February 22, 1995)

5        Opinion re legality                                                              (included as Exhibit 23b)

6 - 9                                                                                                Not applicable

10       Material contracts (Investment Management Agreement)


(a)      Agreement with J.P. Morgan Investment Management Inc. incorporated by reference to
         Post-Effective Amendment No. 5 to Registration Statement No. 33-26122, filed April 23,
         1991
         (i) Filed via EDGAR with Post-Effective Amendment No. 1 to Registration Statement No.
         333-00941, filed February 25, 1997

(b)      Agreement with Fleet Investment Advisors Inc., incorporated by reference to the initial filing of Registration Statement No. 33-86918 filed December 1, 1994
         (i) Filed via EDGAR with Post-Effective Amendment No. 1 to Registration Statement No.
         333-00941, filed February 25, 1997


11 - 22                                                                                              Not applicable

23a      Consent of Deloitte & Touche LLP

23b      Opinion & Consent of Werner & Kennedy

24       Power of Attorney


         Directors Boronow, Campbell, Carendi,  Danckwardt,  Dokken, Sutyak, Mazzaferro,  Moberg,
         Soderstrom,  Tracy,  Svensson,  Brunetti,  and  Collins  to  be  filed  via  EDGAR  with
         Post-effective Amendment No. 2 to Registration Statement No. 333-00941
25 - 28                                                                                              Not applicable
-------------------------------------------------------------------------------------------------------------------


An index to the financial statement schedules is omitted because it is not required or is not applicable.


Item 17.          Undertakings

                  The undersigned Registrant hereby undertakes:

         (1)      To file,  during any period in which offers or sales are being
                  made,   post-effective   amendments   to   this   registration
                  statement:

                  (i) To include any prospectus required by section 10 (a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                  (iii) To include any material  information with respect to the
                  plan  of   distribution   not  previously   disclosed  in  the
                  registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



                                 SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Shelton, State of Connecticut, April 24, 1997.

                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   Registrant


By:/s/ Mary Priscilla Pannell                       Attest:/s/ Diana D. Steigauf
Mary Priscilla Pannell, Corporate Secretary                    Diana D. Steigauf

Pursuant to the  requirements of the Securities Act of 1933,  this  Registration
Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature                                               Title                              Date

                                             (Principal Executive Officer)


           Jan R. Carendi*                        Chief Executive Officer,            April 24, 1997
           Jan R. Carendi                    Chairman of the Board and Director

                                             (Principal Financial Officer)
   /s/ Thomas M. Mazzaferro                  Executive Vice President and             April 24, 1997
        Thomas M. Mazzaferro                       Chief Financial Officer

                                             (Principal Accounting Officer)
  /s/ David R. Monroe                              Vice President and                 April 24, 1997
        David R. Monroe                                Controller



                              (Board of Directors)


          Jan. R. Carendi*                           Gordon C. Boronow*                Malcolm M. Campbell*
           Jan. R. Carendi                            Gordon C. Boronow                 Malcolm M. Campbell

         Henrik Danckwardt*                           Amanda C. Sutyak*                   Wade A. Dokken*
          Henrik Danckwardt                           Amanda C. Sutyak                    Wade A. Dokken

       Thomas M. Mazzaferro*                          Gunnar Moberg*                  Bayard F. Tracy*
        Thomas M. Mazzaferro                            Gunnar Moberg                     Bayard F. Tracy

        Anders Soderstrom*                          C. Ake Svensson*                 Lincoln R. Collins**
          Anders Soderstrom                           C. Ake Svensson                   Lincoln R. Collins

                                                  Nancy F. Brunetti*
                                                    Nancy F. Brunetti


                                *By: /s/Mary Priscilla Pannell
                                        Mary Priscilla Pannell

*Pursuant to Powers of Attorney  filed with Post-Effective Amendment No. 2 to Registration Statement No. 333-00941


                                    Exhibits



Exhibit 23a       Consent of Deloitte & Touche LLP

Exhibit 23b       Opinion & consent of Werner & Kennedy